                                                            1999 ANNUAL REPORT
MAKING MEDICINES BETTER.

                                   [PICTURE]














                                                                        [LOGO]

CONTENTS:

1.    At-a-Glance, Financial Highlights

2.    Message to Our Shareholders

6.    Operations

16.   Financial Review

17.   Management's Discussion & Analysis

24.   Management's Report

25.   Auditors' Report

26.   Consolidated Financial Statements

29.   Notes to Consolidated Financial Statements

52.   Six Year Financial Summary

53.   Board of Directors, Officers

54.   Shareholder Information

IBC   Share Performance

AT-A-GLANCE

1999 HIGHLIGHTS:

JANUARY: Biovail announces an agreement with H. Lundbeck A/S to develop a novel controlled-release formulation of the best-selling antidepressant Celexa.

MARCH: Brexidol, an advanced medication for the treatment of mild to severe pain is approved for sale in Canada, where it will be marketed by Biovail's Crystaal Division.

MAY: Biovail announces a US marketing agreement with Mylan Laboratories Inc. and Teva Pharmaceutical Industries Ltd. for a generic version of Verelan, a calcium channel blocker with annual US sales exceeding $90 million.

JUNE: FDA approval is received for Biovail's 30mg and 60mg generic versions of Adalat CC, a product representing over $350 million in annual sales.

JULY: Biovail agrees to acquire Fuisz Technologies Ltd., an internationally respected pharmaceutical development company with innovative proprietary controlled-release and drug delivery technology platforms, including CEFORM-Registered Trademark- and SHEARFORM-Registered Trademark-. Acquisition was completed in November 1999.

OCTOBER: The Company announces the completion of a successful public offering of 10 million shares (post split) raising $259 million.

NOVEMBER: The Board of Directors approves a 2 for 1 stock split.

Biovail Corporation is listed on the consumer sector of the TORONTO STOCK EXCHANGE 100 INDEX.

DECEMBER: Final marketing approval is received for Biovail's generic version of Cardizem CD. The Company's US generic marketing partner, Teva Pharmaceuticals, announces plans for an immediate launch. Annual US sales of Cardizem CD are in excess of $650 million.

Biovail Corporation reports record fourth quarter and year-end financial results for 1999.


                      [PIE]                        [PIE]

                REVENUE BREAKDOWN              REVENUE GROWTH
                $176.5 MILLION                 $63.7 MILLION

                - Product Sales $99.5          - New Products $24.5
                - R&D $52.3                    - Existing Products $5.9
                - Royalty/Licensing $24.7      - R&D $20.2
                                               - Royalty/Licensing $13.1

FACILITIES:

CORPORATE:

MISSISSAUGA, CANADA: Head Office - located at Biovail Corporation, 2488 Dunwin Drive, Mississauga ON L5L 1J9 Canada

RESEARCH & DEVELOPMENT:

CHANTILLY, USA: Biovail Technologies - formulation development and optimization and pilot and production scale-up facility for flash dose and advanced controlled-release pharmaceutical products.

SANDYFORD, IRELAND: Biovail Technologies - formulation development of flash dose and advanced controlled-release pharmaceutical products.

TORONTO, CANADA: Contract Research Division - full service laboratory and clinical testing facilities providing Company and third party research and development.

MANUFACTURING:

PUERTO RICA, USA: Expanded 33,000 sq. ft. full scale FDA approved controlled-release pharmaceutical manufacturing and warehousing facilities.

MANITOBA, CANADA: Modern 75,000 sq. ft. FDA approved controlled-release pharmaceutical manufacturing facility.

SALES AND MARKETING:

MISSISSAUGA, CANADA: Crystaal Division - direct sales and marketing of Biovail and in-licensed products to Canadian health professionals.

         FINANCIAL HIGHLIGHTS

CANADIAN GAAP.* FOR THE YEARS ENDED DECEMBER 31.
($ IN U.S. THOUSANDS, EXCEPT PERCENTAGE AND PER SHARE DATA)

---------------------------------------------------        -----------        -----------
---------------------------------------------------        -----------        -----------
                                               1999               1998               1997
                                        -----------        -----------        -----------
OPERATING DATA
Revenue                                 $   176,492        $   112,836        $    82,379
Research and development
        expenditures                         33,130             17,490             14,386
   % of revenues                              18.8%              15.5%              17.5%
Operating income                             78,682             49,303             37,691
   % of revenues                              44.6%              43.7%              45.8%
Net income                                   62,480             45,419             35,241
   % of revenues                              35.4%              40.3%              42.8%
Earnings per share                      $      1.22        $      0.85        $      0.69
Cash flow per share
        from operating activities       $      1.58        $      1.01        $      0.08
Weighted average shares
        outstanding                      51,271,000         53,282,000         51,212,000
Number of employees                             701                489                377
                                        -----------        -----------        -----------


FINANCIAL POSITION
Cash and cash equivalents               $   178,086        $    78,279        $     8,275
Working capital                             266,068            115,324             47,663
Total assets                                635,137            199,919             93,739
Long-term debt                              125,488            126,182              2,960
Shareholders' equity                    $   435,294        $    51,191        $    75,458
---------------------------------------------------        -----------        -----------
---------------------------------------------------        -----------        -----------

* FINANCIAL DATA REFLECT CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.



REVENUE                      NET INCOME                EARNINGS PER SHARE
IN $U.S. MILLIONS            IN $U.S. MILLIONS         IN CENTS U.S.

[GRAPH]                      [GRAPH]                   [GRAPH]

         PROFILE

Biovail Corporation is a fully integrated international pharmaceutical company applying advanced proprietary controlled-release drug delivery technology to the development of superior branded and cost effective generic formulations of medications for the treatment of chronic medical conditions.

The Company is engaged in all stages of pharmaceutical development, from research and development, through clinical testing and regulatory filings to full scale manufacturing.

Biovail markets its products in North America, Europe and more than 50 countries through strategic partnerships and licensing agreements with many of the world's leading pharmaceutical companies. Biovail also markets products directly through its Canadian sales and marketing divison, Crystaal, and provides independent clinical and laboratory services to the pharmaceutical industry through its Contract Research Division.

Biovail Corporation trades on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BVF.

DEAR FELLOW

         SHAREHOLDERS

                                                  [PICTURE]

Nineteen ninety-nine marked both the end of the 20th century, and a year of unprecedented growth and progress for Biovail Corporation. It was a year in which the Company achieved a number of significant milestones in all areas of operations, from record sales of Tiazac-Registered Trademark-, to new generic product approvals, to a major acquisition that dramatically strengthens our scientific and technological resources and opens up exciting new opportunities.

These, along with the many other milestones of the past year, confirm that Biovail is meeting its objective of significant, sustainable growth, and is continuing to strengthen its competitive position as a leading controlled-release pharmaceutical development company.

In 1999, sales of Tiazac-Registered Trademark-, Biovail's branded once-daily diltiazem product for hypertension and angina, continued to grow.
Tiazac-Registered Trademark-'s share of the lucrative US diltiazem market topped 16% and significant gains were also made in the Canadian market.

In mid-year, Biovail launched a generic version of the calcium channel blocker Verelan in the US. Marketed by the Company's US generic product marketing partner, Teva Pharmaceutical Industries Ltd., this new product has already begun to penetrate the $90 million Verelan market.

Also in 1999, US Food and Drug Administration (FDA) approvals were received for Biovail's generic versions of Cardizem CD and Adalat CC, two industry leading treatments for hypertension and angina. Combined annual sales of these two branded products exceeded $1 billion. Biovail also acquired the US marketing rights to Elan Corporation's generic version of Adalat CC, giving Biovail market exclusivity for two dosage strengths of this significant product.

Tentative FDA approval was received for the Company's generic version of the $98 million a year antiarthritic product Voltaren XR. Final approval and market launch of this product occurred in first quarter 2000.

Another major milestone achieved at year-end was Biovail's acquisition of the first product developed for Intelligent Polymers Limited, an independent company formed in 1997 to finance the development of new controlled-release products. Biovail expects to receive approval and begin marketing this product, a generic version of Procardia XL, during 2000.

During the year, Biovail continued its strategy of signing marketing and licensing agreements with leading international pharmaceutical companies. In 1999, new agreements were signed with Teva Pharmaceutical Industries Ltd., Mylan Laboratories Inc., Elan Corporation plc, and Spectral Diagnostics Inc., among others.

In Canada, Biovail's wholly owned sales and marketing division, Crystaal, recorded marked increases in both revenue and profile within the Canadian health sector. Led by strong sales of Tiazac-Registered Trademark-, Crystaal's portfolio was bolstered by several exciting product launches, including Brexidol, Retavase, Celexa and Cardiac STATus. Ampligen and Monocor were also added to Crystaal's pipeline portfolio in early 2000.

One of the most significant events of 1999 was the acquisition of Fuisz Technologies Ltd., a Virginia-based pharmaceutical company specializing in advanced drug delivery technology. Through this acquisition, Biovail gained several competitive advantages. These include modern facilities in the US and Ireland, an extensive network of relationships in the global pharmaceutical industry and a stronger presence in the US. Most importantly, however, Biovail gains access to considerable scientific expertise and additional drug delivery technology platforms, including Fuisz's patented CEFORM-Registered Trademark- and Shearform-Registered Trademark- technologies.

Fuisz has subsequently been integrated with Biovail's research and development team to form Biovail Technologies. The synergies created by this exciting combination of scientific expertise and experience will allow the Company to apply a broader range of technologies and delivery formats to an expanded range of products.

This will further enhance the Company's new product pipeline which ended the year in excellent shape. Progress was made throughout the year in both the generic and branded product pipelines. At year-end, Biovail's generic pipeline contained several products either awaiting FDA approval or filing of an ANDA. Foremost amongst these are generic versions of Procardia XL, Dilacor XR and Voltaren XR, which was

In 1999 Biovail Corporation reported record financial results and achieved a number of significant milestones. These included continued sales growth of Tiazac-Registered Trademark- in the US and Canada, several exciting new generic product approvals and the acquisition of additional scientific and technological resources.

Through these and other initiatives, Biovail is continuing to meet its corporate objectives, while at the same time retaining the resources and flexibility to recognize and respond quickly to emerging opportunities in the controlled-release pharmaceutical marketplace.

approved and launched shortly after year-end, 1999. The branded, or NDA, product pipeline also progressed, and currently includes a proprietary controlled-release version of the anti-depressant Celexa, a once-daily formulation of buspirone, which began Phase III clinical trials in late 1999, and other products being developed for Intelligent Polymers Limited.

As product development continued at an unprecedented rate, the Company undertook several significant initiatives to ensure a continuation of its growth in both revenue and operations.

Subsequent to the acquisition of Fuisz Technologies Ltd., Biovail completed the sale of Fuisz's German, French and Italian subsidiaries for $39 million and the Irish manufacturing operations for $20 million. The Company retained the critical US and Irish research and development operations as part of Biovail Technologies, allowing it to concentrate on its core business of controlled-release drug development.

During the year, the Company expanded its manufacturing facilities in Canada and Puerto Rico to meet the additional demand created by sales growth and new product approvals. This included the upgrading of existing facilities and an agreement to acquire 120,000 sq. ft. FDA-approved cGMP manufacturing plant in Dorado, Puerto Rico.

The Company's Contract Research Division in Toronto was also upgraded, and an additional clinical testing laboratory added in response to increased demand and revenue from third party pharmaceutical companies.

Major financial initiatives were also undertaken. A successful public offering of 10 million common shares (post split) was completed in October, for gross proceeds of $259 million. Subsequent to year-end we completed a financing comprising a concurrent offering of $300 million 6.75% Convertible Subordinated Preferred Equivalent Debentures and 2 million common shares, for gross proceeds of $401 million. These initiatives will allow Biovail to capitalize on timely opportunities in the marketplace. In November, the Company's Board of Directors approved a 2 for 1 stock split. This served to reward existing shareholders by increasing liquidity and provided an attractive investment opportunity for new investors.

Finally, I am once again pleased to announce that Biovail reported record financial results for the year. Revenues for 1999 were $176.5 million, an increase of 56% over 1998. Net income before goodwill amortization was $65.6 million or $1.28 per share, compared with 1998 net income of $45.6 million or $0.86 per share.

Biovail's excellent performance during the past year has been a reflection of the Company's commitment to its corporate strategy, its focused management and strong scientific base, and its ability to recognize and respond quickly to emerging opportunities in the controlled-release pharmaceutical marketplace. This allows the Company to remain earnings driven, with a clear vision for future growth and sustainable profitability.

On behalf of the Board, I would like to acknowledge the dedication and hard work of all employees of the Company and thank our shareholders for their continued support as we completed an exceptional year and move with confidence into the new millennium.

Sincerely,



/s/ EUGENE N. MELNYK,

EUGENE N. MELNYK,

CHAIRMAN OF THE BOARD                 MAY 5, 2000

AT BIOVAIL,

    WE ARE DEDICATED TO MAKING THE BEST MEDICINE EVEN BETTER


              [PICTURE]

BY IMPROVING THE WAY DRUGS ARE "DELIVERED" WITHIN
THE BODY. BIOVAIL DEVELOPS MEDICATIONS THAT ARE
MORE EFFECTIVE IN TREATING A VARIETY OF SERIOUS
CHRONIC CONDITIONS.


Advances in medical science have produced many excellent medications for the treatment of a multitude of serious, chronic conditions. At Biovail Corporation, however, we believe that even the world's best medications can be improved.

The key to these improvements can be found in the complex and demanding science of controlled-release drug delivery technology. If a proven medication can be "delivered" to the patient in a more effective way - a way that reduces the number of doses required, distributes the medication more evenly throughout the day and reduces side effects, among other benefits - its overall therapeutic effectiveness can be increased, often substantially.

Since its inception, Biovail has focused its scientific expertise and resources towards this goal: making proven medications even more effective through improved drug delivery technology. With this focus, the Company has built a solid international reputation as an industry leader in the formulation, development and application of once-daily controlled-release technology.

Biovail's mandate is to develop branded once daily controlled-release versions of successful immediate-release or multiple daily dose medications, as well as more affordable generic versions of existing brand name controlled-release products.

The proven therapeutic benefits of once-daily controlled-release formulations over conventional immediate-release products have resulted in a growing demand for these improved products. The estimated size of the market for oral controlled-release products is $7.9 billion in the US alone and is expected to grow by approximately 15% per year.

Of special interest is the fact that as many as 60 branded controlled-release medications will be free from patent protection by the end of 2000. Due to the substantial technological barriers involved in the development of controlled-release products, however, significantly fewer controlled-release generic products have been introduced than immediate-release products. Through its specialized expertise and scientific resources, Biovail has already overcome many of these barriers and is ideally positioned to take advantage of these opportunities and rapidly growing market.

Utilizing its proprietary controlled-release delivery technology platforms, Biovail has already brought several products to the market, alone and in partnership with leading global pharmaceutical companies. The Company currently has a total of 17 products being marketed in 55 countries around the world.

Among these is Tiazac-Registered Trademark-, Biovail's branded extended once-daily formulation of the calcium channel blocker diltiazem. Introduced in the US in 1996, Tiazac-Registered Trademark- has been extremely well received and continues to capture an ever-growing percentage of the $1 billion plus US diltiazem market. Tiazac-Registered Trademark- has also achieved great success in the Canadian marketplace.

Other significant Biovail products include once-daily generic versions of Cardizem CD, Trental, Verelan, Adalat CC and Voltaren XR.

In addition, Biovail currently has three major generic products approved or filed with the US Food and Drug Administration (FDA) and several more in the final stages of clinical development.

BY MAKING

         MEDICINES BETTER WE CAN IMPROVE THE HEALTH AND CARE
           OF PEOPLE AROUND THE WORLD

For the millions of people around the world suffering from chronic conditions, Biovail's goals are simple: to make their medications more effective, more convenient and more affordable.

Individuals suffering from conditions such as hypertension or arthritis often need to take their medications every day. For these people, and others like them, the clinical advantages of once-daily dosing are many.

- Extended controlled-release doses are designed to deliver the medication into the blood stream more evenly over a 12 or 24 hour period. This eliminates the dosing "highs" and "lows" of immediate release products and provides a more consistent therapeutic profile.

- Side effects of the medication (often linked to dosing "highs") are reduced.

- Convenience is enhanced, as the patient only has to take one or two pills a day. This is especially useful for the elderly or people taking several medications.

- The simple, once-a-day dosage schedule increases patient compliance, thus improving clinical outcomes.

In addition, Biovail's strategy to develop generic versions of existing brand name once-daily controlled-release products provides patients and health professionals with a more affordable alternative to costly brand name medications. With the long-term nature of treatments for chronic conditions, this lower cost can make a tremendous difference to consumers, health institutions and third party payers - key considerations in the emerging global health care model.

To maximize the clinical benefits and market opportunity of controlled-release medications, Biovail has concentrated its efforts on high volume chronic therapeutic categories.


         [PICTURES]

THE ONCE-DAILY CONTROLLED RELEASE
MEDICATIONS DEVELOPED AND MAN-
UFACTURED BY BIOVAIL HELP TO IMPROVE
PATIENT COMPLIANCE, LEADING TO
BETTER THERAPEUTIC OUTCOMES.

BRANDED PRODUCT PIPELINE

($ IN MILLIONS)

------------------------------------------------------------------------------------------------------------------
           PRODUCT                 INDICATION                  U.S. SALES LTM* DEC. 1999    GROWTH 1999 VS.1998
------------------------------------------------------------------------------------------------------------------
          Buspirone            Anxiety, Depression                       $534                       15%

          Bupropion        Depression, Smoking Cessation                 $741                       13%

          Metformin                Diabetes                             $1,109                      53%

          Tramadol               Chronic Pain                            $453                       18%

------------------------------------------------------------------------------------------------------------------

         Citalopram               Depression                             $239                       NA
------------------------------------------------------------------------------------------------------------------

*LTM = LAST TWELVE MONTHS


Biovail's branded product strategy is to target successful, high volume medications currently available only in traditional multiple daily dose format and develop proprietary once-daily controlled-release formulations. The Company has several significant once-daily branded products at various stages of development in its NDA pipeline, including products developed on behalf of Intelligent Polymers Ltd.

HOW DO WE MAKE

     MEDICINES BETTER?


        [PICTURE]


BIOVAIL'S SCIENTISTS HAVE DEVELOPED
AND PATENTED SIX UNIQUE ADVANCED
CONTROLLED-RELEASE DRUG DELIVERY
TECHNOLOGY PLATFORMS.

Biovail is a world leader in controlled-release drug delivery technology. The Company has six advanced proprietary drug delivery technology platforms supported by dedicated scientists and state-of-the-art research and development facilities.

Used independently or in combination, these technologies can be applied to a wide variety of drug compounds to produce superior controlled-release formulations that offer significant clinical and competitive advantages over existing products.

In 1999, Biovail's R & D capabilities were enhanced through its merger with Fuisz Technologies Ltd., an internationally respected drug delivery technology company with facilities in Virginia and Ireland. This merger provided access to new drug delivery technology platforms, including the patented CEFORM-Registered Trademark- and SHEARFORM-Registered Trademark- technologies.

The scientific synergies resulting from this merger, and the subsequent integration of R&D resources into Biovail Technologies, will allow the Company to work in exciting new areas of controlled-release drug delivery and target additional new drug compounds.

        [PICTURE]


THE COMPANY OPERATES STATE-OF-THE ART
RESEARCH AND DEVELOPMENT FACILITIES
DEDICATED TO DRUG DELIVERY SYSTEMS IN
CANADA, THE US AND EUROPE.

Biovail's strategy is to develop once-daily controlled-release products in both the generic and the high-margin branded product sectors. In the generic (also called Abbreviated New Drug Application, or ANDA) sector, the Company targets successful brand name once-daily controlled-release products in key therapeutic categories whose patents have expired. The Company uses its scientific expertise to develop equally effective, less costly generic versions of these products. Among these so-called ANDA products that Biovail has developed are generic versions of Cardizem CD, Adalat CC and Procardia XL.

In the branded (also called New Drug Application, or NDA), sector, Biovail targets successful immediate-release, multiple daily dose medications, and develops proprietary once-daily controlled-release formulations. Biovail's first marketed branded product was Tiazac-Registered Trademark-, and the Company currently has several NDA products under development.

In its quest to make medicines better, Biovail is committed to manufacturing the products it develops. As such, the Company has recently upgraded and expanded its two modern manufacturing facilities in Puerto Rico and Manitoba, Canada. These facilities are specifically designed for the manufacture of controlled-release pharmaceutical products. Both are FDA and TPD-approved and capable of high capacity production.

Marketing of Biovail's branded and generic controlled-release products is undertaken by the Company's international marketing partners through licensing agreements. Among Biovail's marketing partners are

CRYSTAAL PRODUCTS


---------------------------------------------------------------------------------------------------------------
                PRODUCT                               INDICATION                             CURRENT STATUS
        Tiazac-Registered Trademark-             Hypertension, Angina                           Marketing

                Retavase                       Acute Myocardial Infarction                      Marketing

                Celexa                                Depression                                Marketing

               Brexidol                               Acute Pain                                Marketing

             Cardiac STATus                 Diagnosis of Myocardial Infraction                  Marketing

                Monocor                         Hypertension, "C.H.F."                      Marketing Q2 2000

               Corlopam                               Hypertension                              NDS Filed

               Attenade                 Attention Deficit-Hyperacctivity Disorder             NDS in Q4 2000

               Ampligen                        Chronic Fatigue Syndrome                       NDS in Q4 2000

               Fibrostat                       Surgical Scars and Burns                       NDS in Q4 2001
---------------------------------------------------------------------------------------------------------------

Crystaal, the Company's successful Canadian marketing division, continues to increase its market share. Crystaal's growing portfolio includes products developed by Biovail, such as Tiazac-Registered Trademark-, as well as select products in-licensed from leading international pharmaceutical companies.

               [PICTURE]


PRODUCTS LIKE TIAZAC-Registered Trademark- BRING THE
THERAPEUTIC BENEFITS OF ONCE-DAILY
CONTROLLED-RELEASE DOSING TO
PATIENTS AROUNG THE WORLD.

Forest Laboratories (which markets Tiazac-Registered Trademark- in the US) and Teva Pharmaceutical Industries Ltd. (which handles US sales of the Company's generic products). In addition, the Company has marketing agreements with over 25 different pharmaceutical companies in various world markets.

CRYSTAAL DIVISION

In Canada, Biovail's products are marketed by Crystaal, its Canadian marketing division. In addition to Tiazac-Registered Trademark-, Crystaal's portfolio also includes select in-licensed products, such as the antidepressant Celexa and the pain reliever Brexidol. In 1999, Crystaal continued its impressive record of growth, staking its claim as a major player in the Canadian health care marketplace.

CONTRACT RESEARCH DIVISION

Biovail's Contract Research Division (CRD) provides full service clinical research and laboratory testing services for third party international pharmaceutical companies, as well as for Biovail. Operated as a stand-alone business unit to ensure independence, CRD offers bioanalytical, biopharmaceutics and statistical analysis services along with two live-in study clinics in Toronto, Canada. Facilities were expanded in 1999 in response to increased demand.

CONTINUING TO MAKE MEDICINES BETTER INTO THE FUTURE

In order to continue to improve medications for people around the world and ensure sustainable growth well into the future, Biovail is committed to a strong, expanding and productive product pipeline.

Biovail's pipeline includes both ANDA and NDA controlled-release products.

The Company currently has three ANDA submissions for generic controlled-release products filed with the FDA. The market for these products is estimated at approximately $700 million.

This is in addition to three products launched in late 1999/early 2000. These products are generic versions of Adalat CC (30mg), Voltaren XR and Cardizem CD. Combined annual sales of these products is approximately $1 billion.

Biovail is also pursuing several significant development opportunities for branded once-daily controlled-release products. Specific NDA products are being developed in cooperation with Intelligent Polymers Ltd, an independent R&D company formed by Biovail in 1997 to finance the development of once-daily controlled-release branded products for chronic conditions.

At year-end, Biovail's NDA pipeline contained five potential high volume products, including new and improved once-daily formulations of buspirone, metformin, tramadol, buproprion and Celexa.

Biovail will continue to emphasis its drug development pipeline for both generic and branded products. Several high volume products have been identified. With the recent acquisition of Fuisz Technologies and its integration into Biovail Technologies, the Company will be able to devote additional scientific resources and expertise, as well as new proprietary drug delivery platforms, to further strengthening its product pipeline.

                                   [PICTURE]


PEOPLE SUFFERING FROM CHRONIC DISEASES DESERVE MEDICINES THAT
NOT ONLY EFFECTIVELY TREAT THEIR CONDITION, BUT ARE CONVENIENT TO
TAKE, HAVE MINIMUM SIDE EFFECTS AND ARE AFFORDABLE. BIOVAL'S
MANDATE IS TO PRODUCE THESE MEDICATIONS.

GENERIC PRODUCT PIPELINE

($ IN MILLIONS)

----------------------------------------------------------------------------------------------------
               PRODUCT                          APPROVAL STATUS          U.S. SALES LTM* DEC. 1999

----------------------------------------------------------------------------------------------------
              Trental**                             Selling                          $88

            Cardizem CD**                           Selling                         $718

              Verelan**                             Selling                          $88

             Voltaren XR                            Selling                          $89

              Adalat CC                            Approved                         $395

            Procardia XL                            Q2 2000                         $522

            Dilacor XR**                           Mid 2000                         $107
----------------------------------------------------------------------------------------------------
     4 Additional Controlled-Release Products
     6 Additonal Rapid Dissolve Products
----------------------------------------------------------------------------------------------------

*LTM = LAST TWELVE MONTHS
** INCLUDES BRAND AND GENERIC

Biovail's already productive generic product pipeline will be enhanced by the Company's significant investments in research and development and the acquisition of new drug delivery technology platforms. Biovail's generic products offer the added benefit of increased affordability.

-    FINANCIAL REVIEW


FINANCIAL REVIEW                              1997       1998       1999
                                              ----       ----       ----

    Revenue                                   82.4      112.8      176.5

    Research & Development Spending           14.4       17.5       33.1

    Working Capital                           47.7      115.3      266.1

    Cash Flow from Operations                  4.3       53.6         81

    Ebitda                                    40.7       54.1         86

    Market Capitalization                  1,000.0    1,007.3    2,908.8

-   MANAGEMENT'S DISCUSSION & ANALYSIS

    OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*


GENERAL
During fiscal 1999, we experienced significant revenue and earnings growth, while expanding our operations and enhancing our product development pipeline. We successfully completed a number of corporate initiatives, including: the acquisition of Fuisz Technologies Ltd. ("Fuisz"); product licensing agreements with Mylan Pharmaceuticals Inc. ("Mylan"), Elan Corporation plc ("Elan") and Spectral Diagnostics Inc. ("Spectral"); the acquisition of the rights to Procardia XL from Intelligent Polymers; FDA approval for our generic versions of Cardizem CD and Adalat CC; the launch of a generic version of Verelan and the completion of a common share offering for gross proceeds of $259 million.

FUISZ ACQUISITION
On November 12, 1999, we acquired Fuisz in order to enhance our drug delivery and pharmaceutical business. Fuisz was a drug delivery company focused on the enhanced delivery of drugs utilizing its patented technology in the areas of controlled-release, rapid dissolve, enhanced absorption and taste masking.

The total consideration paid for Fuisz, including costs of acquisition, consisted of $75.6 million in cash, 1,544,155 of our common shares with a fair value of $96.0 million and the assumption of approximately $86.1 million of debt. We have recognized in our consolidated financial statements our 49% equity interest in the results of Fuisz for the period from September 4, 1999, the date we acquired significant influence, to November 12, 1999, the date we acquired control of Fuisz. The assets, liabilities, revenues and expenses of Fuisz have been included in our consolidated financial statements since November 12, 1999.

The acquisition of Fuisz gave rise to a charge of $137.5 million, relating to the acquisition of in-process research and development pursuant to Statement of Financial Accounting Standard ("SFAS") No. 2. See Note 3 of our consolidated financial statements for additional information relating to the Fuisz acquisition and Note 23(a) for the relevant accounting treatment under Canadian and U.S. GAAP.

On October 22, 1999, Fuisz agreed to sell all of the issued shares of three of its wholly-owned European subsidiaries for proceeds of $28.7 million and the assignment of the rights, privileges and advantages of the CEBUTID trademark for proceeds of $10.3 million. No gain or loss was recognized by us on these transactions as these subsidiaries were included in the purchase price allocation at their fair value on September 4, 1999 when we acquired our 49% interest in Fuisz.

We determined, as part of our evaluation of the purchase, that certain operations of Fuisz were not strategic to our business plans and accordingly should be sold. Effective January 4, 2000, we entered into an agreement to sell all of the issued share capital of Clonmel Healthcare Limited ("Clonmel"), a pharmaceutical and antibiotic manufacturer and distributor located in Ireland, for proceeds of $20 million. No gain or loss was recognized by us on this transaction, as this subsidiary was included at fair value in the purchase price allocation at November 12, 1999.


* FINANCIAL DATA REFLECT CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

We are continuing to complete a number of initiatives to reorganize and integrate Fuisz into our operations. We recently completed the purchase of $74.5 million of 7% convertible subordinated debentures (the "Fuisz Debentures") assumed in connection with the Fuisz acquistion. We anticipate that the operations of Fuisz will be fully integrated into our operations in 2000.

PRODUCT ACQUISITIONS
In March 1999, we entered into an arrangement with Mylan for the marketing of all dosage strengths of a generic version of Verelan to take advantage of our first ANDA filer status and Mylan's product approval. As a result of this agreement, our marketing partner Teva entered the market simultaneously with Mylan at an earlier date than would otherwise have been achieved.

In July 1999, we acquired from Spectral the exclusive rights to market Cardiac STATus in Canada. Cardiac STATus, a rapid point of care diagnostic test, assists in the early identification of patients with heart attacks or other acute coronary syndromes.

In October 1999, we acquired the exclusive marketing rights to Elan's 30 mg generic version of Adalat CC in the United States in return for future royalties. As a result of this acquisition, we will enter the market earlier than would otherwise have been the case and will benefit from the 180 days of marketing exclusivity for this dosage strength previously held by Elan.

In December 1999, we exercised our option to purchase the exclusive product rights from Intelligent Polymers for its generic version of Procardia XL for $25 million. Intelligent Polymers had filed an ANDA with the FDA covering multiple dosage strengths for this product.

PRODUCT APPROVALS
In June 1999, we received tentative approval for our 30 mg and 60 mg generic versions of Adalat CC from the FDA. In December 1999, we received approval for our generic version of Cardizem CD from the FDA. Cardizem CD was immediately launched by Teva in the United States.

CORPORATE FINANCING INITIATIVES
In October 1999, we completed an equity offering for gross proceeds of $259 million. These proceeds replenished cash used for the initial purchase of 49% of Fuisz and funded the purchase of the Fuisz Debentures.

On March 22, 2000, we completed a financing comprising a concurrent offering of $300 million 6.75% Convertible Subordinated Preferred Equivalent Debentures, due March 31, 2025, and 2 million common shares, for gross proceeds of $401 million. Approximately $141 million of the proceeds have been used in the repurchase of our outstanding $125 million 10 7/8% Senior Notes, due November 15, 2005 (the "Senior Notes"), and the balance will be used for working capital and general corporate purposes.

RESULTS OF OPERATIONS
We derive our revenues from: (i) developing and licensing oral controlled-release pharmaceutical products utilizing our proprietary drug delivery technologies; (ii) manufacturing such products for sale to licensees and wholesalers and from direct marketing of proprietary and in-licensed products in Canada; and (iii) providing pharmaceutical contract research services to third parties. Product sales arise from products developed and manufactured on behalf of our clients or from products licensed from third parties and sold by us. Royalties generally arise on sales of drug products developed by us. License fees include fees relating to the license to third parties of our technologies or product rights. Research and development fees relate to product development activity and pharmaceutical contract research services for third parties.

Revenues for 1999 were $176.5 million, a 56% increase over the revenues of $112.8 million recorded in 1998. Revenues for 1998 were 37% higher than the $82.4 million recorded in 1997. Income before goodwill amortization in 1999 increased by 44% to $65.6 million, or $1.28 per share, compared to $45.6 million, or $0.86 per share, in 1998 and $35.4 million, or $0.69 per share, in 1997. Net income in 1999 increased by 38% to $62.5 million, or $1.22 per share, compared to $45.4 million, or $0.85 per share, in 1998 and $35.2 million, or $0.69 per share, in 1997.

Our continued growth was due primarily to the strong performance of Tiazac-Registered Trademark- in both the United States and Canada as well as the launch of Verelan in the second quarter and Cardizem CD in December. Crystaal launched four products in 1999, including Brexidol, Retavase, Celexa and Cardiac STATus. Research and development revenues increased significantly, reflecting the continuing development of branded products on behalf of Intelligent Polymers and a record level of development activity at CRD for third-party clients.

For the year ended December 31, 1999, sales of our principal product, Tiazac-Registered Trademark-, accounted for 44% of our total revenues. Sales of Tiazac-Registered Trademark- pursuant to agreements with Forest accounted for approximately 42% of our total revenues. Research and development services rendered to Intelligent Polymers accounted for 19%, 9% and 12% of revenue for 1999, 1998 and 1997, respectively.

REVENUE
Product sales in 1999 were $99.5 million compared with $69.2 million and $50.3 million in 1998 and 1997, respectively. The 44% growth in 1999 is attributable to increased sales of Tiazac-Registered Trademark- to Forest for distribution in the United States, the launch of Verelan in the second quarter and Cardizem CD in December and the launch of four products in Canada (Retavase, Brexidol, Celexa and Cardiac STATus). The increase in product sales in 1998 was due to increased sales of Tiazac-Registered Trademark- in Europe, to Forest for distribution in the United States and sales of other products to Teva.

Research and development revenues from third-party customers in 1999 were $52.3 million, compared to $32.1 million and $19.6 million in 1998 and 1997, respectively. The increase in 1999 relates to higher third-party revenues and increased product development activities undertaken for Intelligent Polymers, Lundbeck and Forest. Growth in these revenues in 1998 related to activities undertaken for Intelligent Polymers, Teva and Lundbeck.

Royalty and licensing revenue was $24.7 million in 1999, compared to $11.6 million and $12.5 million in 1998 and 1997, respectively. The growth in 1999 was primarily attributable to a payment from Mylan in return for giving up our exclusivity rights for a generic version of Verelan, a licensing fee from Stada Arzneimittel AG in return for exclusive marketing rights to Viazem in certain European countries and certain other product licensing agreements. Royalty and licensing revenues for 1998 reflected increased royalties on the sale of Tiazac-Registered Trademark- to Forest, but declined due to the amortization expense on the elimination of this royalty obligation and reduced royalty revenues on Oruvail sales in the United States, where a competing generic product was introduced.

COST OF GOODS SOLD AND GROSS MARGINS
The cost of goods sold as a percentage of product sales was 35% in 1999, compared to 41% in 1998 and 33% in 1997. The Company's gross margins are impacted by product sales, price, product mix and manufacturing volumes.

The improvement in 1999 margins over 1998 is due in part to higher trade sales of Tiazac-Registered Trademark- to Forest. Since trade supplies are sold at a higher price than samples and also have a lower cost due to lower packaging and labour costs, 1999 margins were favorably impacted. The launch of Cardizem CD and Verelan, which generate higher margins than Tiazac-Registered Trademark-, had a positive impact on overall margins.

Margins in 1998 were lower than those in 1997 due to the declining proportionate sale of Tiazac-Registered Trademark- in our overall product mix as well as a one-time contractual price reduction to Forest of approximately 25%.

RESEARCH AND DEVELOPMENT
Research and development expenses for 1999 were $33.1 million (19% of total revenues), compared to $17.5 million (16% of total revenues) and $14.4 million (17% of total revenues) in 1998 and 1997, respectively. The increase over 1998 related to increased work with respect to branded generic products being developed on behalf of Intelligent Polymers, generic products under development, increased third-party activities at CRD and research and development expenses since November 12, 1999 resulting from the Fuisz acquisition. Increased spending in 1998 related to the increased level of activity for Intelligent Polymers, development of generic products under agreement with Teva, and other activities for third party customers.

SELLING, GENERAL AND ADMINISTRATIVE
Selling, general and administrative expenses increased to $29.6 million (17% of total revenues) in 1999, compared to $17.5 million (15% of total revenues) and $13.8 million (17% of total revenues) in 1998 and 1997, respectively. The increase in 1999 was due to the expansion of the sales force at Crystaal, higher advertising and promotion expenditures associated with the launch of Retavase, Brexidol, Celexa and Cardiac STATus and increased legal costs and the hiring of key management personnel. This 1998 increase was a result of the full year's impact of increased sales and marketing costs related to sales of Tiazac-Registered Trademark- in Canada and registration costs associated with the introduction of Tiazac-Registered Trademark- in European markets.

OPERATING INCOME
Segment operating income, as described in Note 22 to the financial statements, before unallocated selling, general and administrative expenses, was $87.5 million in 1999, compared to $55.1 million and $40.4 million in 1998 and 1997, respectively. Of this total, product sales accounted for $46.3 million, compared to $30.8 million and $24.9 million in 1998 and 1997, respectively. The increase in 1999 product sales related to increased sales of Tiazac-Registered Trademark-in the United States and the launch of Verelan and Cardizem CD during the year. The 1998 increase resulted from increased sales of Tiazac-Registered Trademark-in the United States and Europe and shipments to Teva. Research and development accounted for $16.9 million in 1999, compared to $13.0 million and $3.6 million in 1998 and 1997, respectively. The increase in 1999 reflects a higher proportion of research and development operating income being earned from Intelligent Polymers and third-party development activities. Increases in 1998 also resulted from these activities, together with improved margins from CRD. Royalty and licensing activities generated operating income of $24.3 million, compared to $11.3 million and $12.0 million in 1998 and 1997, respectively. Growth in 1999 was due to the previously mentioned licensing fees received for various product and geographic opportunities while the decline in 1998 was largely due to amortization and reduced royalties from Oruvail sales in the United States. Operating income after allocation of selling, general and administrative expenses for 1999 was $78.7 million, compared to $49.3 million and $37.7 million in 1998 and 1997, respectively.

NON-OPERATING EXPENSES
Non-operating expenses include the equity loss in Fuisz of $1.6 million for the period September 4, 1999 to November 12, 1999. Fuisz has been consolidated with our results from November 12, 1999. Net interest expense in 1999 was $9.2 million compared with $1.7 million and $0.4 million in 1998 and 1997, respectively. Net interest expense in 1999 included interest on the $125 million aggregate principal amount of Senior Notes which were offered in November 1998, less interest earned on the proceeds invested from the 1999 equity offering and the sale of the European subsidiaries acquired through the acquisition of Fuisz. Net interest expense in 1998 was largely interest expense on our operating line of credit, which was used prior to the offering of the Senior Notes.

INCOME TAXES
Income taxes in 1999, 1998 and 1997 of $4.2 million, $2.0 million and $1.9 million, respectively, related to our foreign subsidiaries, in respect of which lower statutory tax rates apply than those in Canada. The benefit of tax losses historically incurred by the Canadian operations has not been recognized for accounting purposes to date.

INCOME BEFORE GOODWILL AMORTIZATION
Income before goodwill amortization was $65.6 million, $45.6 million and $35.4 million, or $1.28, $0.86 and $0.69 per share, for 1999, 1998 and 1997, respectively.

NET INCOME
Income in 1999, excluding a net gain on the disposal of long-term investments was $60.5 million or $1.18 per share.

Net income including the investment gain was $62.5 million, or $1.22 per share, in 1999, compared with $45.4 million, or $0.85 per share, in 1998 and $35.2 million, or $0.69 per share, in 1997. Earnings per share have been calculated using the weighted average number of common shares outstanding during the year after giving effect to the 2 for 1 share split in December 1999.

NET INCOME (LOSS) ACCORDING TO U.S. GAAP
The net loss according to U.S. GAAP for 1999 was $110.0 million, compared with net income of $41.6 million and $32.8 million in 1998 and 1997, respectively. The loss in 1999 is due primarily to the write off of $136.2 million of in-process research and development under U.S. GAAP related to the Fuisz acquisition, which is capitalized and amortized over its useful life of fifteen years under Canadian GAAP. Additionally, $25 million of acquired product rights is being written off in 1999. For the purpose of reporting under U.S. GAAP, companies are required to write off the cost of intangibles that are purchased from others for research and development projects that have no alternative future use at the time of acquisition. Under Canadian GAAP, these costs have been capitalized. The loss per share in 1999 according to U.S. GAAP is $2.15, compared with earnings per share of $0.78 and $0.64 for 1998 and 1997, respectively.

EBITDA
EBITDA, defined as earnings before interest, taxes, depreciation and amortization, was $86.0 million in 1999 compared with $54.1 million in 1998 and $40.7 million in 1997. The ratio of total debt to EBITDA for 1999 was 1.6:1 compared to 2.3:1 in 1998 and 0.1:1 in 1997.

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 1999, our cash position was $178.1 million, our cash plus short-term investments was $244.0 million and our working capital was $266.1 million, representing a working capital ratio of 4.6:1. During 1999 we increased the amount of our cash through cash flow from operations ($81.0 million), the sale of common shares ($253.7 million) and the cash acquired in the Fuisz acquisition ($38.2 million). Uses of cash included the acquisition of shares of Fuisz common stock ($75.6 million), the purchase of outstanding Fuisz Debentures ($74.5 million), the repurchase of our common shares in the open market ($30.6 million) and the acquisition of product rights ($38.3 million).

On March 22, 2000, we completed a financing comprising a concurrent offering of $300 million 6.75% Convertible Subordinated Preferred Equivalent Debentures, due March 31, 2025 (the "Convertible Preferred Securities"), and 2 million common shares. The Convertible Preferred Securities were priced at 100% of the principal amount and the common shares were priced at $50 9/16 per share. On the same date, we used approximately $141 million of the proceeds to repurchase the $125 million principal of our outstanding Senior Notes and pay related expenses of approximately $16 million.

After consummation of the above financing and after payment of issue expenses and purchase of all of our Senior Notes, on a pro forma basis we will have total long-term indebtedness, including the Convertible Preferred Securities (which are included as debt under U.S. GAAP), of $301.7 million and total cash plus short-term investments of approximately $495.5 million.

We believe that we have adequate capital resources and sources of financing to support our ongoing operational and interest requirements and investment objectives. We believe that we would be able to raise additional capital, if necessary, to support our objectives.

We intend to publicly report our financial results for all periods beginning on or after January 1, 2000 in accordance with U.S. GAAP. Pursuant to U.S. GAAP, the Convertible Preferred Securities will be classified as long-term debt and not as part of shareholders' equity. In addition, it is possible that our financial statements for the year ended December 31, 2000 will be impacted by potential costs relating to the integration of certain of our research and development facilities with those of Fuisz. We are currently evaluating our business plans in this regard and, accordingly, we are not able to determine the costs of this integration process.

RECENT ACCOUNTING DEVELOPMENTS

i) The Financial Accounting Standards Board has issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement No. 137 which is required to be adopted in years beginning after June 15, 2000. We are determining the impact of the adoption of the new statement.

ii) The SEC issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" in December 1999, which summarizes certain views in applying generally accepted accounting principles to revenue recognition in financial statements. The statements in the staff accounting bulletins represent interpretations and practices followed by the Divisions of Corporate Finance and the Office of the Chief Accountant in administering the disclosure requirements of the U.S. federal securities laws. The impact of the application of this Staff Accounting Bulletin is currently being reviewed by us.

FORWARD-LOOKING STATEMENTS
To the extent any statements made in this document contain information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations on operating results and other risks detailed from time to time in our filings with the SEC and Canadian securities authorities.

-    REPORT OF MANAGEMENT

The Company's management is responsible for preparing the accompanying consolidated financial statements in conformity with accounting principles generally accepted in Canada. The effect of the application of accounting principles generally accepted in the United States is described in the notes to the consolidated financial statements. In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgement and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the financial statements.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Company's policies for doing business. This system is supported by written policies and procedures for key business activities; the hiring of qualified, competent staff; and by a continuous planning and monitoring program.

Ernst & Young LLP has been engaged by the Company's shareholders to audit the consolidated financial statements. During the course of their audit, Ernst & Young LLP reviewed the Company's system of internal controls to the extent necessary to render their opinion on the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out the responsibility principally through its Audit Committee. The majority of the members of the Audit Committee are outside Directors. The Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Ernst & Young LLP has full and free access to the Audit Committee.

Management acknowledges its responsibility to provide financial information that is representative of the Company's operations, is consistent and reliable, and is relevant for the informed evaluation of the Company's activities.




/s/ Eugene N. Melnyk                        /s/ Kenneth G. Howling


EUGENE N. MELNYK                            KENNETH G. HOWLING
CHAIRMAN OF THE BOARD                       VICE PRESIDENT, FINANCE AND
                                            CHIEF FINANCIAL OFFICER

-    AUDITORS' REPORT

TO THE SHAREHOLDERS OF BIOVAIL CORPORATION
We have audited the consolidated balance sheet of Biovail Corporation as at December 31, 1999 and the consolidated statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in Canada.

The consolidated financial statements as at December 31, 1998 and for each of the years in the two year period ended December 31, 1998 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated May 14, 1999.



/s/ Ernst & Young LLP

ERNST & YOUNG LLP
CHARTERED ACCOUNTANTS,
TORONTO, CANADA
FEBRUARY 29, 2000

-    CONSOLIDATED BALANCE SHEETS


AS AT DECEMBER 31, 1999 AND 1998
(ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

----------------------------------------------------------------------------------------      ---------------
----------------------------------------------------------------------------------------      ---------------
                                                                                    1999                 1998
                                                                         ---------------      ---------------
ASSETS
CURRENT
Cash and cash equivalents (NOTE 4)                                        $      178,086        $      78,279
Short-term investments (NOTE 5)                                                   65,893                    -
Accounts receivable (NOTE 6)                                                      60,571               42,768
Inventories (NOTE 7)                                                              12,701               10,542
Assets held for disposal (NOTE 3)                                                 20,000                    -
Executive stock purchase plan loans (NOTE 8)                                           -                2,924
Deposits and prepaid expenses                                                      3,172                3,357
                                                                         ---------------      ---------------
                                                                                 340,423              137,870
LONG-TERM INVESTMENTS (NOTE 9)                                                        12               10,055
CAPITAL ASSETS, net (NOTE 10)                                                     45,300               23,677
OTHER ASSETS, net (NOTE 11)                                                      249,402               28,317
                                                                         ---------------      ---------------
                                                                          $      635,137        $     199,919
                                                                         ---------------      ---------------
                                                                         ---------------      ---------------
LIABILITIES
CURRENT
Accounts payable                                                          $       22,685        $      12,244
Accrued liabilities (NOTE 12)                                                     31,107                4,129
Income taxes payable                                                               3,585                1,004
Customer prepayments                                                               4,962                4,516
Current portion of long-term debt (NOTE 13)                                       12,016                  653
                                                                         ---------------      ---------------
                                                                                  74,355               22,546
LONG-TERM DEBT (NOTE 13)                                                         125,488              126,182
                                                                         ---------------      ---------------
                                                                                 199,843              148,728
                                                                         ---------------      ---------------
SHAREHOLDERS' EQUITY
Share capital (NOTE 14)                                                          368,538               19,428
Warrants (NOTE 14)                                                                 8,244                8,244
Retained earnings                                                                 57,252               24,748
Cumulative translation adjustment                                                  1,260               (1,229)
                                                                         ---------------      ---------------
                                                                                 435,294               51,191
                                                                          $      635,137        $     199,919
----------------------------------------------------------------------------------------      ---------------
----------------------------------------------------------------------------------------      ---------------


COMMITMENTS AND CONTINGENCIES (NOTE 20).
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

On behalf of the Board:


/s/ Eugene N. Melnyk                       /s/ Bruce D. Brydon

EUGENE N. MELNYK                           BRUCE D. BRYDON

CHAIRMAN OF THE BOARD                      DIRECTOR & CHIEF EXECUTIVE OFFICER

-    CONSOLIDATED STATEMENTS OF INCOME & RETAINED EARNINGS


FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

---------------------------------------------------------------------     ----------------      ---------------
                                                                1999                 1998                 1997
                                                       --------------     ----------------      ---------------
REVENUE
Product sales                                           $     99,526       $       69,154        $      50,333
Research and development                                      52,260               32,070               19,559
Royalty and licensing                                         24,706               11,612               12,487
                                                       --------------     ----------------      ---------------
                                                             176,492              112,836               82,379
                                                       --------------     ----------------      ---------------
EXPENSES
Cost of goods sold                                            35,078               28,593               16,471
Research and development                                      33,130               17,490               14,386
Selling, general and administrative                           29,602               17,450               13,831
                                                       --------------     ----------------      ---------------
                                                              97,810               63,533               44,688
                                                       --------------     ----------------      ---------------

OPERATING INCOME                                              78,682               49,303               37,691
EQUITY LOSS (NOTE 3)                                          (1,618)                   -                    -
INTEREST EXPENSE, net (NOTE 13)                               (9,152)              (1,702)                (351)
GAIN ON DISPOSAL OF LONG-TERM INVESTMENTS, net                 1,948                    -                    -
                                                       --------------     ----------------      ---------------

INCOME BEFORE INCOME TAXES AND GOODWILL AMORTIZATION          69,860               47,601               37,340
PROVISION FOR INCOME TAXES (NOTE 16)                           4,215                2,024                1,941
                                                       --------------     ----------------      ---------------

INCOME BEFORE GOODWILL AMORTIZATION                           65,645               45,577               35,399
GOODWILL AMORTIZATION, net of tax                              3,165                  158                  158
                                                       --------------     ----------------      ---------------
NET INCOME                                                    62,480               45,419               35,241
RETAINED EARNINGS, BEGINNING OF YEAR                          24,748               49,709               22,712
EXCESS OF COST OF COMMON SHARES ACQUIRED OVER THE
   STATED CAPITAL THEREOF (NOTE 14)                          (29,976)             (70,380)                   -
CONTRIBUTION TO INTELLIGENT POLYMERS LIMITED (NOTE 14)             -                    -               (8,244)
                                                       --------------     ----------------      ---------------
RETAINED EARNINGS, END OF YEAR                          $     57,252       $       24,748        $      49,709
                                                       --------------     ----------------      ---------------
                                                       --------------     ----------------      ---------------
EARNINGS PER SHARE BEFORE GOODWILL AMORTIZATION         $       1.28       $         0.86        $        0.69
GOODWILL AMORTIZATION PER SHARE                                 0.06                 0.01                    -
                                                       --------------     ----------------      ---------------
EARNINGS PER SHARE (NOTE 15)                            $       1.22       $         0.85        $        0.69
                                                       --------------     ----------------      ---------------
                                                       --------------     ----------------      ---------------
WEIGHTED AVERAGE NUMBER OF COMMON
   SHARES OUTSTANDING (NOTE 15)                           51,271,000           53,282,000           51,212,000
---------------------------------------------------------------------     ----------------      ---------------
---------------------------------------------------------------------     ----------------      ---------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

-    CONSOLIDATED STATEMENTS OF CASH FLOWS


FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

------------------------------------------------------------------------------     ----------------      ---------------
                                                                         1999                 1998                 1997
                                                               ---------------     ----------------      ---------------
NET INFLOW (OUTFLOW) OF CASH RELATED
   TO THE FOLLOWING ACTIVITIES
OPERATING
Net income for the year                                         $      62,480       $       45,419        $      35,241
Depreciation and amortization                                          10,140                4,957                3,157
Gain on disposal of long-term investments, net (NOTE 9)                (1,948)                   -                    -
Equity loss (NOTE 3)                                                    1,618                    -                    -
                                                               ---------------     ----------------      ---------------
                                                                       72,290               50,376               38,398

Change in non-cash operating items (NOTE 18)                            8,723                3,197              (34,082)
                                                               ---------------     ----------------      ---------------
                                                                       81,013               53,573                4,316
                                                               ---------------     ----------------      ---------------

INVESTING
Additions to capital assets, net                                       (7,784)              (3,744)              (2,664)
Repayment (advance) of executive stock
   purchase plan loans (NOTE 8)                                         3,100                   10                 (421)
Acquisition of product rights (NOTE 11)                               (38,340)              (4,000)                   -
Acquisition of Fuisz Technologies Ltd.,
   net of cash acquired (NOTE 3)                                      (43,720)                   -                    -
Additions to short-term investments, net                              (54,665)                   -                    -
Decrease (increase) in other assets                                        25                 (176)                 (86)
Disposal (acquisition) of long-term investments (NOTE 9)               11,991              (10,043)                 (12)
Acquisition of royalty interest                                             -              (15,000)                   -
                                                               ---------------     ----------------      ---------------
                                                                     (129,393)             (32,953)              (3,183)
                                                               ---------------     ----------------      ---------------
FINANCING
Repurchase of share capital (NOTE 14)                                 (30,593)             (72,141)                   -
Issuance of share capital (NOTE 14)                                   253,721                3,929                4,464
Repurchase of subordinated convertible debentures                     (74,545)                   -                    -
Reduction in other long-term debt                                        (667)             (21,838)              (2,202)
Increase in other long-term debt                                            -               19,143                  373
Issuance of U.S. Senior Notes, net of financing costs                       -               120,400                   -
                                                               ---------------     ----------------      ---------------
                                                                      147,916               49,493                2,635
                                                               ---------------     ----------------      ---------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                   271                 (109)                 (19)
                                                               ---------------     ----------------      ---------------
INCREASE IN CASH AND CASH EQUIVALENTS                                  99,807               70,004                3,749
                                                               ---------------     ----------------      ---------------
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                           78,279                8,275                4,526
                                                               ---------------     ----------------      ---------------
CASH AND CASH EQUIVALENTS, END OF YEAR                          $     178,086       $       78,279        $       8,275
------------------------------------------------------------------------------     ----------------      ---------------
------------------------------------------------------------------------------     ----------------      ---------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

-    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


1.     GOVERNING STATUTE AND NATURE OF OPERATIONS
       In December 1999, the shareholders of Biovail Corporation International approved a change in the name of the company to Biovail Corporation.

       Biovail Corporation ("Biovail" or the "Company") is incorporated under the laws of the province of Ontario. The Company is an international full-service pharmaceutical company engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

2.     SIGNIFICANT ACCOUNTING POLICIES
       The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The accounting principles differ in certain respects from generally accepted accounting principles in the US as described in Note 23.

       PRINCIPLES OF CONSOLIDATION
       The consolidated financial statements include the accounts of the Company and those of all its subsidiaries. All significant intercompany transactions and balances have been eliminated.

       USE OF ESTIMATES
       In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
       Actual results could differ from those estimates.

       FAIR VALUE OF FINANCIAL INSTRUMENTS
       The estimated fair value of all financial assets and liabilities, other than long-term debt, approximates their carrying values at December 31, 1999 and 1998. Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair value of long-term debt is disclosed in Note 13.

       REVENUE RECOGNITION
       Research and development revenue represents fees earned from third party customers for services rendered or attainment of development and regulatory approval milestones, with respect to contract research and product development done on their behalf.

       Revenue from product sales is recognized when the product is shipped to the customer.

       Royalty revenue is recognized on an accrual basis in accordance with contractual agreements with third parties and is net of amounts payable to sublicensees.

       Licensing revenue is recognized at the date the license is granted unless there are specific events which must be completed under the terms of the licensing agreement in which case a portion of the revenue is deferred and recognized upon the completion of each specific event.

       RESEARCH AND DEVELOPMENT
       The Company's policy is to expense as incurred all research and product development costs, net of investment tax credits, related to both costs incurred on its own behalf and on behalf of its third party customers. Technology acquired from others, which is still in research and development, is deferred and amortized over management's estimate of its useful life.

(TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


       CASH AND CASH EQUIVALENTS
       Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased.

       SHORT-TERM INVESTMENTS
       Short-term investments include highly liquid investments with original maturities greater than three months but less than one year when purchased. Short-term investments are carried at cost which approximates fair value.

       INVENTORIES
       Inventories are comprised of raw materials, work in process, and finished goods which are valued at the lower of cost and replacement cost. Cost is determined on the first-in, first-out basis.

       LONG-TERM INVESTMENTS
       Long-term investments are reported at cost less any provision which may be required to recognize a permanent decline in value.

       CAPITAL ASSETS AND RELATED DEPRECIATION
       Capital assets are recorded at cost less accumulated depreciation. Annual rates applied to depreciate the cost of capital assets over their estimated useful lives using the straight line basis are as follows:

       ------------------------------------------------------------------------------------------------------
       Buildings                                                                                     25 years
       Machinery and equipment                                                                     5-10 years
       Other equipment                                                                              3-5 years
       Leasehold improvements                                                                   term of lease
       ------------------------------------------------------------------------------------------------------

       OTHER ASSETS
       Other assets are amortized on a straight line basis as follows:

       ------------------------------------------------------------------------------------------------------
       Goodwill                                                                                      20 years
       Royalty interests                                                                             15 years
       Acquired in-process research and development                                                  15 years
       Core technology                                                                               15 years
       Workforce                                                                                     10 years
       Product rights                                                                              8-15 years
       Deferred financing costs                                                                  term of debt
       ------------------------------------------------------------------------------------------------------

       Goodwill and product rights are evaluated periodically, based on estimated cash flows computed on a discounted basis and if conditions warrant an impairment valuation is provided.

       Advertising and promotion costs related to new product launches are deferred and amortized over a one year period commencing at launch date.

       REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATIONS
       REPORTING CURRENCY
       The Company reports its financial statements in U.S. dollars, while the currency of measurement for the Company's operations varies depending upon location.

       FOREIGN CURRENCY TRANSACTIONS
       Monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historic rates. Revenue and expenses are translated at the average rate of exchange for the year. Exchange gains and losses are included in earnings.

       SELF-SUSTAINING FOREIGN SUBSIDIARIES
       Assets and liabilities of self-sustaining foreign subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenue and expenses are translated at the average rate of exchange for the year. Gains or losses arising on the translation of financial statements of self-sustaining foreign subsidiaries are deferred and included as a separate component of shareholders' equity. The net change in the cumulative translation adjustment balance in the years presented is primarily due to fluctuations in the exchange rate with respect to the Swiss franc, Irish punt and Canadian dollar.

       CUSTOMER PREPAYMENTS
       Amounts received from customers as prepayments for goods or services to be provided in the future are recorded on the balance sheet as customer prepayments. When the goods or services are provided at a future date, they are billed to the customer at contractual rates.

       STOCK OPTION PLAN
       The Company has a stock option plan which is described in Note 14. No compensation expense is recognized for this plan when stock options are issued to employees. Any consideration paid by employees on the exercise of stock options is credited to share capital.

       INCOME TAXES
       The Company follows the deferral method of income tax allocation.

       1998 AND 1997 FIGURES
       Goodwill amortization and certain other figures for 1998 and 1997 have been reclassified to conform to the 1999 presentation.

3.     ACQUISITION
       (i)  DESCRIPTION OF ACQUISITION
       On November 12, 1999, the Company completed the acquisition of Fuisz Technologies Ltd. ("Fuisz") for $177,897,000 including costs relating to the acquisition. Fuisz is an international company that is engaged in the development, manufacturing and commercialization of a wide range of drug delivery, nutraceutical and food ingredient products utilizing its proprietary CEFORM-Registered Trademark-, SHEARFORM-Registered Trademark-and other drug delivery technologies (the "Fuisz Technology").

       Fuisz was acquired through a series of transactions which began in July 1999 with the purchase of certain Fuisz common stock and the announcement on July 25, 1999 that the Company had entered into a merger agreement to acquire the remaining common stock of Fuisz in a two-stage transaction consisting of a cash tender offer and a stock-for-stock merger.

       By September 4, 1999, the Company had completed the acquisition of 49% of Fuisz's outstanding common stock for cash consideration of $75,565,000 pursuant to the cash tender offer and other purchase transactions. On November 12, 1999, Biovail acquired the remaining common stock of Fuisz by issuing 1,544,155 pre-split common shares of the Company, which includes 44,155 pre-split Common Shares to be issued (see Note 14) with a fair value of $96,006,000. Certain of these common shares are yet to be issued. The value of the common shares issued by the Company was determined by reference to the average market price of the Company's stock before and after the acquisition on November 12, 1999 and after giving effect to normal costs of issue of shares.

       (ii) PURCHASE PRICE ALLOCATION
       The Company accounted for the acquisition of Fuisz as a step acquisition using the purchase method of accounting. The Company has recognized in these consolidated financial statements its 49% equity interest in the results of Fuisz for the period from September 4, 1999, the date it acquired significant influence, to November 12, 1999, the date of acquisition of control. The assets, liabilities, revenues and expenses of Fuisz have been included in these consolidated financial statements from November 12, 1999.

(TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


       The purchase price of $177,897,000 which includes acquisition costs of $6,326,000 was allocated as follows:

       ======================================================================================
       Acquired in-process research and development                            $     137,470
       Current assets                                                                 60,617
       Goodwill                                                                       37,224
       Assets held for disposal                                                       20,000
       Capital assets                                                                 16,893
       Core technology                                                                11,185
       Workforce                                                                       2,041
       Other assets                                                                      358
       Current liabilities                                                           (21,820)
       Debt assumed                                                                  (86,071)
                                                                               --------------
       Purchase price                                                          $     177,897
       ======================================================================================


       (iii)  ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT
       The Fuisz Technology involves drug delivery platforms and the application of such platforms to specific product development programs. At the date of acquisition, Fuisz was involved in seventeen product development projects for a number of pharmaceutical companies which were in various stages of completion. With the exception of certain nutraceutical products, the Fuisz Technology has not been employed in any product which has received regulatory approval to date and was considered to have no alternative future use other than for the therapeutic indications for which it was in development or which may be developed. Accordingly, technological feasibility of the products related to the Fuisz Technology was not established at the acquisition date and was considered to be in-process research and development.

       Two of the projects have been submitted for approval with the applicable regulatory authorities. One project was submitted to the Food and Drug Administration ("FDA") in the US in June 1998 and the other was submitted to the Medical Control Agency in the UK in April 1998. The remaining fifteen projects are expected to be completed in accordance with Fuisz's contractual obligations with the relevant customers over the next eighteen months.

       The development projects were estimated to be 65% complete on average, estimated peak sales were approximately $942 million per annum, estimated costs to completion of these products were approximately $9.5 million and discount rates of 28% were used. The average time to full completion of the remaining work for the projects in development was estimated to be approximately twelve months. The work remaining to complete the products in development involved on-going formulation, bioequivalency, safety and efficacy studies and the submission of regulatory filings to seek marketing approvals. The principal risks relating to the acquired technology were the outcomes of such clinical trials and Biovail's ability to negotiate acceptable commercial terms with the pharmaceutical companies developing the products. As pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained.

       If the projects currently under development are successful, the Company expects that the Fuisz Technology will have extended life cycles. Because the Fuisz Technology is based on drug delivery, the technology can be applied to numerous products. Although the risk of technological feasibility is always present in each product, the Company's strategy is to exploit the technology through numerous product developments which the Company expects will occur over at least the next fifteen years.

       (iv)  ASSETS HELD FOR DISPOSAL
       The Company determined, as part of its evaluation of the purchase, that certain operations of Fuisz were not strategic to Biovail's business plans and accordingly should be sold.

       Prior to the completion of the share exchange, on October 22, 1999, Fuisz agreed to sell all of the issued shares of three of its wholly owned European subsidiaries for proceeds of $28,700,000. Further, Fuisz agreed to assign all of the rights, privileges and advantages from its Cebutid trademark to the purchaser of its European subsidiaries for proceeds of $10,273,000. No gain or loss was recognized by the Company on these transactions as these subsidiaries were included in the purchase price allocation at their fair value when Biovail acquired its 49% interest in Fuisz.

       On December 1, 1999, Biovail entered into an agreement to sell all of the issued share capital of Clonmel Healthcare Limited ("Clonmel"), a pharmaceutical and antibiotic manufacturer and distributor, for proceeds of $20,000,000. The sale is expected to close in early 2000. No gain or loss was recognized by the Company on this transaction as this subsidiary was included at fair value in the purchase price allocation at November 12, 1999.

       (v)  PRO FORMA INFORMATION
       The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and Fuisz as if the acquisition, disposals and repayment of convertible subordinated debentures had occurred January 1, 1998 (a full year of goodwill amortization and interest cost is included for both 1998 and 1999).

                                                                            1999              1998
       ============================================================================================
       Total revenue                                               $     188,418      $    125,835
       Net income (loss)                                                  21,892            (3,089)
       Earnings (loss) per share (basic)                           $        0.39      $      (0.05)
       ============================================================================================

       These unaudited pro forma results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had Fuisz been included in the Company's consolidated financial statements as of January 1, 1998. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

4.     CASH AND CASH EQUIVALENTS

                                                                            1999              1998
       ============================================================================================
       Cash and bank certificates of deposit                       $      38,776      $     37,160
       Corporate debt securities                                         139,310            41,119
                                                                  ---------------------------------
                                                                   $     178,086      $     78,279
       ============================================================================================

       Corporate debt securities are carried at cost which approximates fair value.

5.     SHORT-TERM INVESTMENTS

                                                                            1999              1998
       ============================================================================================
       Corporate debt securities                                   $      54,635      $          -
       Restricted cash                                                    11,258                 -
                                                                  ---------------------------------
                                                                   $      65,893      $          -
       ============================================================================================

       Restricted cash is pledged as collateral against an IRL 8,452,000, bank loan in connection with the 1997 acquisition of Clonmel by Fuisz. Under the terms of the sale of Clonmel, which is expected to close in early 2000, the Company will be required to repay the loan. Accordingly, the restricted cash is shown as a current asset.

(TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


6.     ACCOUNTS RECEIVABLE

                                                                            1999              1998
       ============================================================================================
       Trade and royalties                                         $      53,634      $     36,638
       Other receivables                                                   6,937             2,672
       Insurance claims recoverable                                            -             3,458
                                                                  ---------------------------------
                                                                   $      60,571      $     42,768
       ============================================================================================

       The Company performs ongoing credit evaluations of customers and generally does not require collateral. Allowances are maintained for potential credit losses. At December 31, 1999, three customers accounted for 82% of trade and royalties receivable. At December 31, 1998, four customers accounted for 60% of trade and royalties receivables. The Company believes that there is no unusual exposure associated with the collection of these receivables.

       Insurance claims recoverable related to business interruption losses resulting from insurance damage in Puerto Rico in September 1998.

7.     INVENTORIES

                                                                            1999              1998
       ============================================================================================
       Raw materials                                               $       5,149      $      4,759
       Work in process                                                     4,258             5,478
       Finished goods                                                      3,294               305
                                                                  ---------------------------------
                                                                   $      12,701      $     10,542
       ============================================================================================

8.     EXECUTIVE STOCK PURCHASE PLAN LOANS
       At December 31, 1998, Executive Stock Purchase Plan ("ESPP") loans of $2,924,000, made to finance the acquisition of shares of the Company on the open market by executive officers, were outstanding. The ESPP loans were secured by shares of the Company owned by executive officers, and bore interest at 1/4% over bank prime rate, equal to the Company's rate for borrowings. The loans were repaid during 1999.

9.     LONG-TERM INVESTMENTS
       Long-term investments is comprised of 12,000 special shares of Intelligent Polymers Limited ("IPL"), acquired in 1998. These shares have no entitlement to profits of IPL.

       During 1999 the Company sold certain long-term investments, which had been acquired in 1998, for a net gain of $1,948,000.

10.    CAPITAL ASSETS

                                                     1999                                       1998

       =============================================================================================================
                                                            ACCUMULATED                                  Accumulated
                                             COST          DEPRECIATION                  Cost           Depreciation
                                     -------------------------------------------------------------------------------
       Land                          $       1,270         $           -         $       1,220         $          -
       Buildings                            17,423                 3,724                14,972                2,864
       Machinery and equipment              24,914                 7,366                13,218                4,874
       Other equipment and
           leasehold improvements           15,873                 3,090                 4,061                2,056
                                     -------------------------------------------------------------------------------
                                     $      59,480         $      14,180         $      33,471         $      9,794
                                                           =============                               =============
       Less accumulated
           depreciation              $      14,180                               $       9,794
                                     =============                               =============
                                     $      45,300                               $      23,677
       =============================================================================================================

11.    OTHER ASSETS

       The following table summarizes other assets net of accumulated amortization.


                                                                            1999              1998
       ============================================================================================
       Goodwill                                                    $      38,514      $      3,277
       Acquired in-process research and development                      136,215                 -
       Core technology and workforce                                      13,096                 -
       Product rights and royalty interests                               56,945            20,522
       Other intangibles                                                   4,632             4,518
                                                                  ---------------------------------
                                                                   $     249,402      $     28,317
       ============================================================================================

       Amortization amounted to $6,002,000, $1,883,000, and $441,000 in 1999,
       1998 and 1997, respectively.

       In December 1999, the Company acquired from IPL the product rights to IPL's generic version of Procardia XL for $25,000,000.

       In October 1999, the Company acquired from Elan Corporation plc ("Elan") the exclusive marketing rights for the US to Elan's generic version of Adalat CC. The product will be marketed by Teva Pharmaceuticals ("Teva"). The net cost to the Company was $9,000,000, which will be amortized over the life of the product.

       In November 1998, the Company completed the issue of U.S. Dollar Senior Notes, due 2005, for gross proceeds of $125,000,000. The expenses associated with this transaction have been deferred and are being amortized on a straight-line basis over the seven-year term of the debt.

       In March 1998, the Company completed the acquisition of the royalty interest held by Galephar Puerto Rico, Inc. Limited ("Galephar") in certain of the Company's products. The Company paid $15,000,000 to Galephar in full satisfaction of the Company's royalty obligations on the sales of Tiazac-Registered Trademark- and the Company's generic controlled release version of Cardizem CD in the US and Canada. In September 1998, the Company acquired from Centocor, Inc. the exclusive distribution rights in Canada for Retavase for $4,000,000.

12.    ACCRUED LIABILITIES

                                                                            1999              1998
       ============================================================================================
       Restructuring costs                                         $      13,597      $          -
       Employee costs                                                      4,528               836
       Professional fees                                                   2,163               368
       Interest                                                            1,736             1,715
       Royalties                                                           1,331               594
       Product rights                                                      1,524                 -
       Other                                                               6,228               616
                                                                  ---------------------------------
                                                                   $      31,107      $      4,129
       ============================================================================================

       Restructuring costs accrued in relation to the acquisition of Fuisz consisted of $11.3 million for the settlement of contracts, $1.5 million for the termination of employees and $1.3 million of other costs. These costs were included in the determination of the net assets of Fuisz acquired. Since the date of acquisition, approximately $534,000 of these costs have been settled.

       Employee costs include $2.5 million of severance pay owing to certain Fuisz employees terminated prior to the acquisition by Biovail.

(TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


13.    LONG-TERM DEBT

                                                                                                       1999              1998
       =======================================================================================================================
       NON-INTEREST BEARING GOVERNMENT LOAN - Payable to Western Economic
       Diversification, a Canadian federal government agency. This loan is repayable on a semi-annual installment basis of $381,000 per installment with
       the final payment due in 2001.                                                         $       1,250      $      1,835

       U.S. DOLLAR SENIOR NOTES, DUE 2005 - Issued under an indenture dated
       November 16, 1998, the U.S. Dollar Senior Notes are general unsecured senior obligations of Biovail Corporation bearing interest at 10 7/8%, payable semi-annually in arrears on May 15 and November 15 of each year. The U.S. Dollar Senior Notes
       mature on November 15, 2005.                                                                 125,000           125,000

       TERM BANK LOAN - Term loan payable of IRL8,452,000 and bears interest at the bank's reference rate plus margin (aggregate rate 4.13% at December 31, 1999).
       This loan is collateralized by a cash balance of $11,258,000 and charges over the
       assets of Clonmel.                                                                            10,799                 -

       OTHER DEBT                                                                                       455                 -
                                                                                      ----------------------------------------
                                                                                                    137,504           126,835
       Less current portion                                                                          12,016               653
                                                                                      ----------------------------------------
                                                                                              $     125,488      $    126,182
       =======================================================================================================================

       On or after November 15, 2002, the U.S. Dollar Senior Notes will be redeemable at the option of the Company at the following prices if redeemed during the twelve months beginning November of the years indicated below:

                                                                                                PERCENTAGE OF
       YEAR                                                                             PRINCIPAL OUTSTANDING
       =======================================================================================================
       2002                                                                                          105.438%
       2003                                                                                          102.719%
       2004                                                                                          100.000%
       =======================================================================================================

       At any time on or before November 15, 2001, the Company may, at its option, redeem up to a maximum of 35% of the aggregate principal amount of the U.S. Dollar Senior Notes with the net cash proceeds of one or more equity offerings or the net cash proceeds received upon the exercise of warrants to purchase capital stock of the Company, at a redemption price equal to 110.875% of the principal amount thereof.

       At December 31, 1999, the fair value of the U.S. Dollar Senior Notes approximates its carrying value of $128,388,000. The fair value of the remaining debt approximates its carrying value.

       Interest expense on long-term debt amounted to $13,594,000, $2,358,000 and $199,000 in the years ended December 31, 1999, 1998 and 1997, respectively.

       Principal repayments on long-term debt are as follows:

       =======================================================================================================
       2000                                                                                      $     12,016
       2001                                                                                               488
       2002                                                                                                 -
       2003                                                                                                 -
       2004                                                                                                 -
       2005                                                                                           125,000
                                                                                                --------------
                                                                                                 $    137,504
       =======================================================================================================

       Subsequent to the year end, the Company announced a tender for any and all its outstanding 10 7/8% U.S. Dollar Senior Notes at a redemption price of 110.951% of the principal amount. The initial expiration date for the tender offer is March 20, 2000. Holders who irrevocably agree to tender on or prior to March 6, 2000, will receive an additional 2% of the principal amount. These U.S. Dollar Senior Notes have been classified as long term debt based on the conditions that existed at the balance sheet date.

14.    SHARE CAPITAL

       AUTHORIZED AND ISSUED SHARES
       In December, 1999, the shareholders of the Company authorized a 2 for 1 stock split to the issued common shares and an increase in authorized shares from 120,000,000 common shares to an unlimited number of common shares without par value. All share and per share amounts in these financial statements have been retroactively adjusted to give effect to the 2 for 1 stock split.

       In October 1999, the Company completed a share offering issuing 10,180,000 common shares for gross proceeds of $259 million less costs of $13.5 million.

       By resolutions of the Board of Directors dated August 11, 1998, and November 16, 1998, the Company implemented a stock repurchase program under which the Company was enabled to purchase up to 10% of its issued and outstanding common shares. Up to December 31, 1998, 4,543,800 common shares had been repurchased under this plan at a cost of $72,141,000. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $70,380,000, was charged to retained earnings. In 1999, 1,465,400 common shares were repurchased at a cost of $30,593,000. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $29,976,000 was charged to retained earnings.

                                                   NUMBER OF SHARES
                                                             (OOO'S)             AMOUNT
      -----------------------------------------------------------------------------------
      -----------------------------------------------------------------------------------
       Balance, December 31, 1996                            50,854           $  14,614
       Issued on the exercise of options                      2,466               4,434
       Issued under Employee Stock Purchase Plan                  2                  30
       Effect of exchange rate change                             _                (613)
                                                   --------------------------------------
       Balance, December 31, 1997                            53,322              18,465

       Issued on the exercise of options                        940               3,886
       Issued under Employee Stock Purchase Plan                  4                  43
       Cancelled under stock repurchase program              (4,544)             (1,761)
       Effect of exchange rate change                             _              (1,205)
                                                   --------------------------------------
       Balance, December 31, 1998                            49,722              19,428

       Issued on the exercise of options                        668               7,629
       Issued under Employee Stock Purchase Plan                  3                  40
       Cancelled under stock repurchase program              (1,465)               (617)
       Issued pursuant to equity offering                    10,180             246,052
       Issued on Fuisz acquisition(i)                         3,088              96,006
                                                   --------------------------------------
       Balance, December 31, 1999                            62,196           $ 368,538
      -----------------------------------------------------------------------------------
      -----------------------------------------------------------------------------------

       (i) INCLUDED IN THE ISSUED AND OUTSTANDING SHARES ARE 88,310 SHARES TO BE ISSUED FOLLOWING THE EFFECTIVENESS OF A REGISTRATION STATEMENT WITH RESPECT TO THE FUISZ ACQUISITION.

       STOCK OPTION PLAN
       Under the Company's Stock Option Plan, as amended, (the "Plan") established in 1993 and approved by the shareholders at the Special Meeting held on March 28, 1994, the Company may grant to directors, officers, key employees, consultants and advisors, options to purchase common shares of the Company. The purpose of the Plan is to provide long-term incentives and rewards to

(TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


       certain of the Company's directors, officers, employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan taking into consideration the 2 for 1 stock split shall not exceed 14,000,000 common shares. The number of shares reserved for issuance to any one person under the Plan together with shares which that person may acquire under any similar plan of the Company may not exceed 5% of the total issued and outstanding common shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the shares are traded on the New York Stock Exchange on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

       The options vesting terms vary as per the type of options. Management options granted prior to 1999 vest as to one third each year commencing on the first anniversary of the grant and will expire on a date not later than five years from the date of the grant.

       Options granted in 1999 vest as follows: Executive options vest pursuant to the terms and conditions of the employment agreement, special options vest on the second anniversary date of the grant; management options vest as to one fourth each year commencing on the first anniversary of the grant and expire not later than seven years from the date of the grant.

       The following table summarizes the Company's stock option activity for the three years ended December 31, 1999 taking into effect the 2 for 1 stock split in December 1999:

                                                                                 OPTIONS        WEIGHTED AVERAGE
                                                                                 (000'S)          EXERCISE PRICE
       -----------------------------------------------------------------------------------------------------------
       -----------------------------------------------------------------------------------------------------------
       Outstanding Balance, December 31, 1996                                      5,502         $          6.57
       Granted                                                                     2,358                   15.43
       Exercised                                                                  (2,466)                   1.80
       Cancelled                                                                    (354)                  13.15
                                                                               -----------------------------------

       Outstanding Balance, December 31, 1997                                      5,040                   12.57
       Granted                                                                       602                   17.57
       Exercised                                                                    (940)                   4.13
       Cancelled                                                                    (280)                  15.34
                                                                               -----------------------------------

       Outstanding Balance, December 31, 1998                                      4,422                   13.82
       Granted                                                                     1,684                   37.15
       Exercised                                                                    (668)                  11.42
       Cancelled                                                                    (214)                  14.75
                                                                               -----------------------------------

       Outstanding Balance, December 31, 1999                                      5,224         $         21.61
                                                                               -----------------------------------
                                                                               -----------------------------------
       Exercisable at December 31, 1999                                            2,367         $         13.22
       -----------------------------------------------------------------------------------------------------------
       -----------------------------------------------------------------------------------------------------------

       The following table summarizes the information about options outstanding at December 31, 1999:

                                                        OUTSTANDING    AVERAGE CONTRACTUAL              WEIGHTED
       PRICE RANGE                                   OPTIONS (000'S)        LIFE REMAINING         AVERAGE PRICE
       ----------------------------------------------------------------------------------------------------------
       ----------------------------------------------------------------------------------------------------------
       $10 - $15                                             1,310                     1.4       $         11.22
       $15 - $20                                             2,582                     3.2       $         16.42
       $20 - $30                                               170                     5.5       $         26.57
       $30 - $45                                             1,162                     6.8       $         44.14
                                                         --------------------------------------------------------
                                                             5,224                     3.6       $         21.61
       ----------------------------------------------------------------------------------------------------------
       ----------------------------------------------------------------------------------------------------------

       EMPLOYEE STOCK PURCHASE PLAN
       The Company's Employee Stock Purchase Plan ("EPP") was approved by the shareholders at the Special Shareholder Meeting held on January 1, 1996 and was established in 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the Plan, taking into consideration the 2 for 1 stock split in December 1999, shall not exceed 600,000 common shares. At the discretion of a committee of the Board of Directors that will administer the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligation under the EPP. A participant may authorize payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair market value per share of stock on the date on which the eligible period ends.

       WARRANTS
       In October, 1997, IPL completed a public offering of 3,737,500 units. Each unit comprised one common share of IPL and one warrant to purchase two post split common shares of the Company. The net proceeds to IPL of the offering before offering expenses amounted to approximately $69,500,000. On September 30, 1999, the units separated and the IPL common shares and the Company's warrants now trade independently of each other. The warrants are exercisable at a per share price of $20.00 from October 1, 1999 until September 30, 2002.

       In 1997, the Company recorded a credit to equity of $8,244,000 equal to the proceeds attributable to the warrants included in the offering as determined at the time of their issuance and recorded a charge to retained earnings to reflect the equivalent contributions to IPL.

15.    EARNINGS PER SHARE
       Earnings per share, for all years presented, has been calculated using the weighted average number of common shares outstanding during the year after giving effect to the 2 for 1 stock split. Earnings per share in 1999, 1998 and 1997 on a fully diluted basis giving effect to the exercise of all options and warrants granted, would have been $1.09, $0.82 and $0.66 per share, respectively.

16.    INCOME TAXES
       The major factors which caused variation from the Company's combined federal and provincial statutory income tax rate of 44.81% in 1999 and 1998 and 44.34% in 1997, applicable to income before income taxes are as follows:

                                                                            1999           1998            1997
      ----------------------------------------------------------------------------------------------------------
      ----------------------------------------------------------------------------------------------------------
       Provision for income taxes based on statutory rate              $ 31,303        $ 21,258        $ 16,486
       Reduction in income taxes resulting from income of
            foreign subsidiaries taxed at lower effective rate          (36,925)        (22,970)        (14,331)
       Benefit of current year losses not recognized for
            accounting purposes                                           9,661           3,736               -
       Large Corporation Tax                                                176               -               -
       Benefit of utilization of losses carried forward                       -               -            (214)
                                                                     -------------------------------------------
                                                                       $  4,215        $  2,024        $  1,941
      ----------------------------------------------------------------------------------------------------------
      ----------------------------------------------------------------------------------------------------------

       At December 31, 1999, the Company has accumulated non-capital losses for federal and provincial income tax purposes in Canada and unclaimed Canadian investment tax credits for which no accounting benefit has been recognized and which can be used to offset future taxable income and/or reduce income taxes payable. These losses and investment tax credits expire as follows:

(TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


                                                                NON-CAPITAL LOSSES                 INVESTMENT
                                                           FEDERAL            PROVINCIAL          TAX CREDITS
       -------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------
       2000                                          $           -         $       3,791         $        470
       2001                                                      -                 3,263                  454
       2002                                                      -                 1,173                  432
       2003                                                      -                 2,896                  137
       2004                                                     50                   119                  436
       2005                                                  4,956                 5,271                  505
       2006                                                      -                 6,042                1,129
       2007                                                      -                     -                1,600
       2008                                                      -                     -                2,053
       2009                                                      -                     -                3,217
                                                     ---------------------------------------------------------
                                                     $       5,006         $      22,555         $     10,433
       -------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------

       The benefits of these losses carried forward and investment tax credits will be recorded when realized.

       As of December 31, 1999, the Company has available net operating loss carry forwards in the US of approximately $75,375,000. These losses, which are subject to restrictions, expire at various dates as follows:

                                                                                                NET OPERATING
                                                                                                       LOSSES
       -------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------
       2003                                                                                      $        113
       2004                                                                                               165
       2005                                                                                               564
       2006                                                                                                64
       2007                                                                                             4,507
       2008                                                                                             6,068
       2009                                                                                             6,746
       2010                                                                                             3,109
       2011                                                                                            16,424
       2012                                                                                            15,483
       2018                                                                                            22,132
                                                                                                --------------
                                                                                                 $     75,375
       -------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------

       In addition, the Company has pooled research and development expenditures amounting to approximately $34,000,000 available for offset against future taxable income. The tax benefit of these expenditures has not been recognized in these financial statements.

17.    OPERATING LEASES
       Minimum lease commitments under operating leases for each of the next five years are as follows:

       -------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------
       2000                                                                                      $      4,795
       2001                                                                                             4,376
       2002                                                                                             2,907
       2003                                                                                             1,228
       2004                                                                                             1,258
       Thereafter                                                                                         958
       -------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------

18.    CHANGE IN NON-CASH OPERATING ITEMS

                                                              1999                  1998                 1997
       -------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------
       Accounts receivable                           $      (9,973)        $     (10,036)        $    (23,145)
       Inventories                                          (1,560)                6,307               (8,622)
       Deposits and prepaid expenses                           693                (1,304)                (991)
       Accounts payable and accrued liabilities             16,613                 5,563                3,315
       Income taxes payable                                  2,604                    (9)                 201
       Customer prepayments                                    346                 2,676               (4,840)
                                                    ----------------------------------------------------------
                                                     $       8,723         $       3,197         $    (34,082)
       -------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------

19.    INTEREST AND INCOME TAXES PAID

                                                              1999                  1998                 1997
       -------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------
       Interest paid                                 $      14,526         $       1,050         $        691
       Income taxes paid                                     1,831                 2,153                1,736
       -------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------

20.    LEGAL PROCEEDINGS
       In January, 1998, Andrx Pharmaceutical, Inc. ("Andrx") commenced action against the FDA, Faulding Inc., and Biovail seeking an order from the Court which would preclude the FDA from approving any subsequently-filed ANDAs, including the Company's filed ANDA for a generic version of Cardizem CD until Andrx receives from the FDA thirty days' prior notice of the FDA's intention to approve any such subsequently filed ANDA. Such notice would allow Andrx to attempt to seek court relief based on its position that as a first filer it is entitled to 180 days of market exclusivity. Biovail has asserted affirmative defenses based upon the Company's status as an unsued ANDA submitter. Biovail has also counter-sued Andrx for anti-trust law violations based on the filing of this suit and Andrx' entry into an alleged collusive agreement with Hoechst Marion Roussel relating to Andrx' generic Cardizem CD which could result in keeping generic competition from entering the marketplace in a regular and timely manner. The FDA has filed a motion seeking summary dismissal of Andrx' action. Andrx has filed its own motion to have its action dismissed, however, Biovail did not withdraw the Company's counterclaim because the issues that were the subject of Andrx' action have now overtaken the timelines contemplated in the action (Andrx and Biovail have both launched their respective generic versions of Cardizem CD and Andrx' main action was dismissed), Biovail's counterclaim has been dismissed. Biovail has nevertheless launched an appeal to the dismissal of its counterclaim even though Andrx' main action against the FDA and Biovail has long since been terminated.

       In March, 1998, Biovail commenced an action in the District of New Jersey against Hoechst Aktiengesellschaft and related parties to recover three times the Company's monetary damages and for injunctive relief for the alleged violation by the defendants of the anti-trust laws of the United States, for breach of contract, deceptive trade practices and restraint of trade, unfair competition and other violations for the common law. A reasonable estimation of the Company's potential recovery for damages cannot be made at this time.

       From time to time, Biovail becomes involved in various legal proceedings which Biovail considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the Company's filing of ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA's approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier.

       In this regard, Biovail and the Company's wholly owned subsidiary Biovail Laboratories, Inc. ("Biovail Laboratories"), have been sued in separate lawsuits by Bayer AG and Bayer Corporation, as well as by Pfizer, Inc., upon the filing by Biovail Laboratories of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of

(TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


       infringement that, if successful, mandate a delay for the approval of the Company's ANDAs for a period of 30 months or until successful resolution of these patent infringement questions, whichever occurs first. Biovail Laboratories is vigorously defending these suits and will aggressively pursue motions for summary judgment in due course.

       These four actions have been consolidated into two actions by the court. Biovail has denied the allegations and has pleaded affirmative defences that the patents are invalid, have not been infringed, and unenforceable.

       On April 23, 1998, Biovail also filed a four-count Complaint against Bayer AG, Bayer Corporation and Pfizer Inc. seeking a declaratory judgment that their patents are invalid, unenforceable, and not infringed by the Company's ANDAs. Biovail intends to amend the Complaint in due course to assert that their patent has not been infringed by the filing of all four ANDAs by Biovail Laboratories Inc. Biovail has also asserted that Bayer Corporation and Pfizer Inc. have violated anti-trust laws and have interfered with the Company's prospective economic advantage. Bayer and Pfizer have filed a motion to dismiss the anti-trust and interference counts but that action has been stayed pending the conclusion of the main actions.

       On August 25, 1998, Andrx submitted to Biovail a Notice of Certification under the FDC Act wherein it certified that the ANDA filed by Andrx for a generic version of Tiazac did not infringe on the Company's Patent. As a result, in October 1998, Biovail commenced a patent infringement suit against Andrx. The FDA cannot approve Andrx's ANDA for a period of up to 30 months from the filing of the Company's suit or the date when Andrx successfully defends the Company's patent infringement suit, whichever first occurs. The trial of this action was recently completed but no judicial decision has been released.

       While Biovail is not currently able to determine the potential liability, if any, related to such matters, Biovail believes none of the matters, individually or in aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

       In January 2000, Biovail Technologies Ltd. ("BTL"), commenced a suit against Dr. Richard Fuisz, the founder and former chairman of Fuisz_now BTL, Patrick Scrivens (the former CFO of Fuisz), Paul Kennedy (a former officer of Fuisz and Manager of Fuisz's European subsidiaries), John Fuisz (a former Board member of Fuisz) and others, in which a claim for damages has been asserted, resulting from a number of specific breaches. The Company believes it has meritorious claims.

       In the ordinary course of business from time to time the Company becomes involved in normal litigation reflective commercial or employment disputes. The Company is not aware of any action, commenced or threatened, that are discussed above or in combination has or may have a material impact on the Company or the Company's operations.

21.    RESEARCH AND DEVELOPMENT ARRANGEMENTS
       IPL
       IPL was formed by the Company in July, 1997. In September, 1997, the Company concluded a development and license agreement (the "Development Contract") and a services agreement (the "Services Agreement") with IPL, whereby the Company develops on IPL's behalf once-daily controlled release branded generic versions of designated products. In October, 1997, IPL completed a public offering of 3,737,500 units resulting in net proceeds to IPL, before offering expenses, of approximately $69,500,000.

       The proceeds of the offering are being used by IPL primarily to make payments to the Company under the Development Contract. The Development Contract provides for the Company to conduct product development in respect of certain designated products. Such costs are being computed with respect to internal costs incurred by the Company at its fully absorbed cost plus a mark-up, consistent with contractual relationships the Company has with other third parties.

       Revenue received by the Company from IPL pursuant to the Development Contract, was $33.0 million, $9.7 million and $9.6 million for 1999, 1998 and 1997 respectively. The cost of providing these services amounted to $19.8 million, $6.6 million and $4.2 million for 1999, 1998 and 1997 respectively.

       Included in 1997 revenue was $3.5 million for access to and use by IPL of the Company's proprietary technology in connection with product development.

       The Company, as the holder of all of the issued and outstanding special shares of IPL, has an option, exercisable at its sole discretion, to purchase all, but not less than all, of the outstanding common shares of IPL commencing on the closing date of the offering and ending on the earlier of (i) September 30, 2002, or (ii) the 90th day after the date IPL provides the Company with quarterly financial statements showing cash or cash equivalents of less than $3 million. If the purchase option is exercised, the purchase price calculated on a per share basis would be as follows:

                                                                                                 PURCHASE OPTION
                                                                                                  EXERCISE PRICE
       ----------------------------------------------------------------------------------------------------------
       Before October 1, 2000                                                                    $         39.06
       On or after October 1, 2000 and on or before September 30, 2001                                     48.83
       On or after October 1, 2001 and on or before September 30, 2002                                     61.04
       ----------------------------------------------------------------------------------------------------------

       The purchase option exercise price may be paid in cash or the Company's common shares, or any combination of the foregoing, at the Company's sole discretion.

       During 1999, under the terms of its Development Contract, Biovail acquired the rights to Procardia XL for $25 million.

       TEVA PHARMACEUTICALS
       In December 1997, the Company entered into an agreement with a subsidiary of Teva for the development and marketing of twelve generic oral controlled release products. Eight of the twelve products have been identified. As at December 31, 1999, generic versions of Trental, Cardizem CD, Adalat CC and Diltiazem SR have been approved by the FDA and ANDAs for four others have been filed with the FDA.

       The Company will incur all costs and expenses for the development and registration of the eight identified products. The Company and Teva will jointly select and equally share the costs associated with the development and registration of the four products in the process of being identified.

       Under the terms of the agreement, Teva was obligated to pay the Company an aggregate of $34.5 million, subject to certain milestones. Of the $34.5 million, $23.5 million related to reimbursement of research and development costs and $11.0 million to the initial purchase of product. Revenue received by the Company from Teva pursuant to the agreement for reimbursement of research and development costs was $13.5 million and $10.0 million for 1998 and 1997 respectively. Pursuant to an agreement signed with Teva, the Company earned research and development revenues of $4.8 million in 1999.

       Product sales to Teva were $19.1 million, $5.0 million and $6.0 million for 1999, 1998 and 1997 respectively.

       H. LUNDBECK A/S
       In December, 1998, the Company entered into an agreement with H. Lundbeck A/S ("Lundbeck") based in Denmark, for formulation, development, manufacture and supply of a novel controlled-release formulation of the anti-depressant Citalopram.

       Under the terms of the agreement, Lundbeck will pay the Company product development fees aggregating $8.5 million, subject to certain milestones.

       Revenue received by the Company from Lundbeck for product development, pursuant to the agreement, was $2 million in the year ended December 31, 1999 and $3.5 million in 1998.

22.    SEGMENTED INFORMATION AND MAJOR CUSTOMERS
       Biovail is an international full service pharmaceutical company. The Company operates in a single industry and is engaged in formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

(TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


       Organizationally, the Company's operations consist of three segments:
       Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.

       The PRODUCT SALES segment covers sales of production from the Company's Puerto Rico and Canadian facilities and sales by Crystaal, the Canadian marketing division of the Company.

       The RESEARCH AND DEVELOPMENT segment covers all revenues generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties, including IPL, and product development milestone fees.

       The ROYALTY AND LICENSING segment covers royalty revenues received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights.

       The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performance based on operating income after deducting selling, general and administrative expense attributable to the business units. Corporate general and administrative expense, and interest expense, are not allocated to segments. Depreciation expense related to manufacturing and research and development assets is allocated to the Product Sales and Research and Development segments, respectively. Amortization expense related to royalty interests is allocated to the Royalty and Licensing segment. Amortization expense related to product rights is allocated to the Product Sales segment. Amortization and depreciation of administrative assets are included as a component of selling, general and administrative expense.

       The following table sets forth information regarding segment operating income and segment assets:

       1999                                                                     RESEARCH AND     ROYALTY AND
                                                              PRODUCT SALES      DEVELOPMENT       LICENSING           TOTAL
       ----------------------------------------------------------------------------------------------------------------------
       ----------------------------------------------------------------------------------------------------------------------
       Revenues from external customers                           $  99,526        $  52,260       $  24,706       $ 176,492
                                                              ---------------------------------------------------------------
       Segment operating income                                      46,302           16,948          24,292          87,542
       Unallocated amounts
            Selling, general and administrative expenses                                                              (8,860)
            Equity loss                                                                                               (1,618)
            Interest expense, net                                                                                     (9,152)
            Gain on disposal of long-term investments, net                                                             1,948
                                                                                                                  -----------
       Income before income taxes and goodwill amortization                                                        $  69,860
                                                                                                                  -----------
                                                                                                                  -----------
       Total assets for operating segments                        $ 139,076        $ 169,767       $  18,888       $ 327,731
       Cash and investments not allocated to segments                                                                183,937
       Other unallocated assets                                                                                      123,469
                                                                                                                  -----------
       Total consolidated assets                                                                                   $ 635,137
                                                                                                                  -----------
                                                                                                                  -----------
       Expenditure on capital and other assets
            Attributable to segments                              $  43,137        $   2,562       $        -      $  45,699
            Other unallocated assets                                                                                     425
                                                                                                                  -----------
                                                                                                                   $  46,124
                                                                                                                  -----------
                                                                                                                  -----------
       Amortization of capital and other assets
            Attributable to segments                              $   3,130        $   4,507       $   1,416       $   9,053
            Unallocated                                                                                                1,087
                                                                                                                  -----------
                                                                                                                   $  10,140
       ----------------------------------------------------------------------------------------------------------------------
       ----------------------------------------------------------------------------------------------------------------------

       1998                                                                     RESEARCH AND    ROYALTY AND
                                                               PRODUCT SALES     DEVELOPMENT      LICENSING         TOTAL
       -------------------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------------------
       Revenues from external customers                           $   69,154      $   32,070     $   11,612     $ 112,836
                                                                  --------------------------------------------------------
       Segment operating income                                       30,780          13,047         11,272        55,099
       Unallocated amounts
            Selling, general and administrative expenses                                                           (5,796)
            Interest income, net                                                                                   (1,702)
                                                                                                               -----------
       Income before income taxes and goodwill amortization                                                     $  47,601
                                                                                                               -----------
                                                                                                               -----------
       Total assets for operating segments                        $   86,420      $    7,845     $   18,016     $ 112,281
       Cash and investments not allocated to segments                                                              78,503
       Other unallocated assets                                                                                     9,135
                                                                                                               -----------
       Total consolidated assets                                                                                $ 199,919
                                                                                                               -----------
                                                                                                               -----------
       Expenditure on capital and other assets
            Attributable to segments                              $    6,383      $      740     $   15,000     $  22,123
            Other unallocated assets                                                                                5,385
                                                                                                               -----------
                                                                                                                $  27,508
                                                                                                               -----------
                                                                                                               -----------
       Amortization of capital and other assets
            Attributable to segments                              $    2,209      $      842     $    1,482     $   4,533
            Unallocated                                                                                               423
                                                                                                               -----------
                                                                                                                $   4,956
       -------------------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------------------


       1997                                                                     RESEARCH AND    ROYALTY AND
                                                               PRODUCT SALES     DEVELOPMENT      LICENSING         TOTAL
       -------------------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------------------
       Revenues from external customers                           $   50,333      $   19,559     $   12,487     $  82,379
                                                                  --------------------------------------------------------
       Segment operating income                                       24,854           3,589         11,992        40,435
       Unallocated amounts
            Selling, general and administrative expenses                                                           (2,744)
            Interest expense, net                                                                                    (351)
                                                                                                               -----------
       Income before income taxes and goodwill amortization                                                     $  37,340
                                                                                                               -----------
                                                                                                               -----------
       Total assets for operating segments                        $   69,308      $    6,448     $    5,005     $  80,761
       Cash and investments not allocated to segments                                                               6,078
       Other unallocated assets                                                                                     6,900
                                                                                                               -----------
       Total consolidated assets                                                                                $  93,739
                                                                                                               -----------
                                                                                                               -----------
       Expenditure on capital and other assets
            Attributable to segments                              $    1,700      $      870     $        _     $   2,570
            Other unallocated assets                                                                                  179
                                                                                                               -----------
                                                                                                                $   2,749
                                                                                                               -----------
                                                                                                               -----------
       Amortization of capital and other assets
            Attributable to segments                              $    1,756      $      716     $      392     $   2,864
            Unallocated                                                                                               256
                                                                                                               -----------
                                                                                                                $   3,120
       -------------------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------------------

(TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


       GEOGRAPHIC INFORMATION

       The following table sets out certain geographic information relative to the Company:

                                          REVENUE (i)                            LONG-LIVED ASSETS (ii)
       -------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------
                             1999            1998           1997            1999           1998          1997
                        --------------------------------------------------------------------------------------
       Canada           $  16,069      $   10,735     $   11,938      $   32,523     $   23,786     $  20,079
       United States      116,566          76,498         57,965         201,580              _             _
       Caribbean           33,000           9,660          9,639               _              _             _
       Puerto Rico and
           Barbados             _               _              _          60,272         27,694         9,889
       Other foreign
           countries       10,857          15,943          2,837             327            514           775
       -------------------------------------------------------------------------------------------------------
                        $ 176,492      $  112,836     $   82,379      $  294,702     $   51,994     $  30,743
       -------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------

       (i)  REVENUES ARE ATTRIBUTED TO COUNTRIES BASED ON LOCATION OF CUSTOMER.
       (ii) CONSISTS OF CAPITAL AND OTHER ASSETS, NET.

       INFORMATION ABOUT MAJOR CUSTOMERS
       External customers accounting for 10% or more of the Company's revenues in 1999 are set out as follows:

       1999                                             % OF TOTAL
                                     REVENUE              REVENUES              INCLUDED IN REPORTABLE SEGMENT
       -------------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------------
       Forest Laboratories Inc.  $    73,569                    42              Product Sales (34%), Royalties (7%),
                                                                                    Research and Development (1%)
       Teva                      $    23,911                    14              Product Sales (11%), Research and
                                                                                    Development (3%)
       IPL                       $    33,000                    19              Research and Development
       -------------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------------

       External customers accounting for 10% or more of the Company's revenues in 1998 are set out as follows:

       1998                                             % OF TOTAL
                                     REVENUE              REVENUES              INCLUDED IN REPORTABLE SEGMENT
       -------------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------------
       Forest Laboratories Inc.$      57,159                    51              Product Sales
       Teva                    $      18,502                    16              Product Sales (4%), Research and
                                                                                    Development (12%)
       -------------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------------

23.    UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
       The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain material respects from those applicable in the United States ("US GAAP").

       The material differences as they apply to the Company's financial statements are as follows:

       a) BALANCE SHEET ADJUSTMENTS:

                                                                        1999                1998
       ------------------------------------------------------------------------------------------
       ------------------------------------------------------------------------------------------
       DEPOSITS AND PREPAID EXPENSES:
       Balance under Canadian GAAP                                 $   3,172           $   3,357
       Writeoff of product launch advertising costs (i)                    -                (426)
                                                                  -------------------------------
       Balance under US GAAP                                           3,172               2,931
                                                                  -------------------------------
                                                                  -------------------------------
       LONG-TERM INVESTMENTS:
       Balance under Canadian GAAP                                        12              10,055
       Adjustments for unrealized holding losses (ii)                      -                (877)
                                                                  -------------------------------
       Balance under US GAAP                                              12               9,178
                                                                  -------------------------------
                                                                  -------------------------------
       OTHER ASSETS, NET:
       Balance under Canadian GAAP                                   249,402              28,317
       Acquired in-process research and development (iii)           (136,215)                  -
       Acquired product right (iv)                                   (25,000)                  -
       Adjustment to value of goodwill (v)                            (6,743)                  -
                                                                  -------------------------------
       Balance under US GAAP                                          81,444              28,317
                                                                  -------------------------------
                                                                  -------------------------------
       SHAREHOLDERS' EQUITY:
       Balance under Canadian GAAP                                   435,294              51,191
       Current year net income adjustments                          (172,458)             (3,842)
       Cumulative prior year net income adjustments                   (6,881)             (3,039)
       Collection of warrant subscription receivable (vi)              5,957               1,929
       Cumulative employee stock options                              12,167               4,526
       Adjustment to value of shares issued (v)                       (6,743)                  -
       Unrealized holding losses on long-term investments                  -                (877)
                                                                  -------------------------------
       Balance under US GAAP                                       $ 267,336           $  49,888
       ------------------------------------------------------------------------------------------
       ------------------------------------------------------------------------------------------

       i) UNDER US GAAP, COMPANIES ARE REQUIRED TO WRITE-OFF CERTAIN PRODUCT LAUNCH AND ADVERTISING COSTS INCURRED DURING THE YEAR. THIS ADJUSTMENT REPRESENTS THE PORTION OF PRODUCT LAUNCH COSTS DEFERRED UNDER CANADIAN GAAP THAT IS REQUIRED TO BE WRITTEN OFF UNDER US GAAP.

       ii) UNDER US GAAP, SPECIFICALLY SFAS NO. 115 "ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES", THE COMPANY CLASSIFIED CERTAIN OF ITS LONG-TERM SECURITIES AS AVAILABLE-FOR-SALE AND ACCORDINGLY WAS REQUIRED TO INCLUDE THE CHANGE IN NET UNREALIZED HOLDING GAINS OR LOSSES ON THESE SECURITIES IN OTHER COMPREHENSIVE INCOME. DURING THE YEAR, THESE LONG-TERM SECURITIES WERE SOLD AND THE NET GAIN IS INCLUDED IN NET INCOME.

       iii) UNDER US GAAP, SPECIFICALLY SFAS NO. 2 "ACCOUNTING FOR RESEARCH AND DEVELOPMENT COSTS", ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT HAVING NO ALTERNATIVE FUTURE USE MUST BE WRITTEN-OFF AT THE TIME OF ACQUISITION. THE ADJUSTMENT REPRESENTS THE VALUE OF THE ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT, NET OF ACCUMULATED AMORTIZATION, CAPITALIZED UNDER CANADIAN GAAP.

       iv) UNDER US GAAP, SPECIFICALLY SFAS NO. 2, THE COST OF INTANGIBLES THAT ARE PURCHASED FROM OTHERS FOR A PARTICULAR RESEARCH AND DEVELOPMENT PROJECT THAT HAVE NO ALTERNATIVE FUTURE USE MUST BE WRITTEN-OFF AT THE TIME OF ACQUISITION. THE ADJUSTMENT REPRESENTS THE VALUE OF THE INTANGIBLE CAPITALIZED UNDER CANADIAN GAAP.

       v) UNDER US GAAP, THE ACQUISITION OF FUISZ WOULD BE VALUED BASED ON THE STOCK MARKET PRICE OF THE SHARES BEFORE AND AFTER THE JULY 25, 1999 DATE OF THE AGREEMENT. UNDER CANADIAN GAAP, THE ACQUISITION WAS VALUED BASED ON THE AVERAGE PRICE AT THE DATE OF ACQUISITION. THE EFFECT IS THAT UNDER US GAAP THE VALUE OF SHARES ISSUED WOULD BE LOWER BY $7,763,000 REDUCING THE GOODWILL ACQUIRED BY AN EQUAL AMOUNT. IN ADDITION, CERTAIN OPTIONS WERE ISSUED TO CONSULTANTS IN CONNECTION WITH THIS ACQUISITION WITH A FAIR VALUE OF $1,020,000 THAT HAVE BEEN INCLUDED IN THE ALLOCATION OF THE PURCHASE PRICE WITH THE EFFECT OF INCREASING GOODWILL ACQUIRED.

       vi) UNDER US GAAP, COMPANIES ARE REQUIRED TO RECORD IN PAID-UP CAPITAL AN AMOUNT EQUAL TO THE PROCEEDS ATTRIBUTABLE TO WARRANTS AS DETERMINED AT THE TIME OF THEIR ISSUANCE, ALONG WITH AN OFFSETTING CONTRA EQUITY ACCOUNT, "WARRANT SUBSCRIPTION RECEIVABLE". THE CONTRA ACCOUNT IS AMORTIZED OVER THE LIFE OF THE WARRANTS. UNDER CANADIAN GAAP, THE OFFSETTING AMOUNT WAS RECORDED AS AN IMMEDIATE REDUCTION IN RETAINED EARNINGS.

(TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


       b) THE COMPONENTS OF SHAREHOLDERS' EQUITY UNDER US GAAP ARE AS FOLLOWS:

                                                                                                        1999                1998
       ---------------------------------------------------------------------------------------------------------------------------
       ---------------------------------------------------------------------------------------------------------------------------
       Share Capital                                                                                $ 373,962           $  23,954
       Warrants                                                                                         8,244               8,244
       Warrant subscription receivable                                                                 (2,287)             (6,315)
       Retained earnings (deficit)                                                                   (113,843)             26,111
       Accumulated other comprehensive income (loss)                                                    1,260              (2,106)
                                                                                                   -------------------------------
                                                                                                    $ 267,336           $  49,888
       ---------------------------------------------------------------------------------------------------------------------------
       ---------------------------------------------------------------------------------------------------------------------------

       c) RECONCILIATION OF NET INCOME (LOSS) UNDER CANADIAN AND US GAAP:

                                                                                        1999             1998                1997
       ---------------------------------------------------------------------------------------------------------------------------
       ---------------------------------------------------------------------------------------------------------------------------
       Net income under Canadian GAAP                                              $  62,480        $  45,419           $  35,241
       US GAAP adjustments
           Reversal (write-off) of product launch advertising costs                      426             (426)                  -
           Collection of warrant subscription receivable                              (4,028)          (1,179)
                                                                                                                             (750)
           Compensation cost for employee stock options (i)                           (7,641)          (2,237)             (1,669)
           Acquired in process research and development                             (136,215)               -                   -
           Acquired product right                                                    (25,000)               -                   -
                                                                                  ------------------------------------------------
                                                                                    (172,458)          (3,842)             (2,419)
                                                                                  ------------------------------------------------
       Net income (loss) according to US GAAP                                      $(109,978)       $  41,577           $  32,822
                                                                                  ------------------------------------------------
       Earnings (loss) per share under US GAAP
           Basic                                                                   $   (2.15)       $    0.78           $    0.64
           Fully diluted                                                           $   (2.15)       $    0.76           $    0.62
                                                                                  ------------------------------------------------
       Weighted average number of common shares
               outstanding under US GAAP
           Basic                                                                      51,271           53,282              51,212
           Fully diluted                                                              54,087           54,472              53,238
       ---------------------------------------------------------------------------------------------------------------------------
       ---------------------------------------------------------------------------------------------------------------------------

       (i) UNDER US GAAP, SPECIFICALLY APB 25 "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES", THE COMPANY RECOGNIZES COMPENSATION EXPENSE FOR CERTAIN EMPLOYEE STOCK OPTION PLANS. NO SUCH EXPENSE IS REQUIRED TO BE DETERMINED UNDER CANADIAN GAAP.

       In accordance with Statement of Financial Accounting Standard ("SFAS") No. 128 "Earnings per Share", basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Fully diluted earnings per share reflect the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method. The computation of diluted earnings per share does not include stock options and warrants with dilutive potential that would have an antidilutive effect on earnings per share.

       Under US GAAP, goodwill amortization would be included in the determination of operating income. Earnings per share before goodwill amortization would not be presented.

       d) COMPREHENSIVE INCOME (LOSS):
       Under US GAAP, the following additional disclosure would be provided pursuant to the requirements of SFAS No. 130 "Reporting Comprehensive Income" which established standards for the reporting of comprehensive income and its components:

       STATEMENT OF COMPREHENSIVE INCOME (LOSS)                        1999                1998                1997
       ------------------------------------------------------------------------------------------------------------
       ------------------------------------------------------------------------------------------------------------
       Net income (loss) under US GAAP                            $(109,978)          $  41,577           $  32,822
                                                                 --------------------------------------------------
       Other comprehensive income (loss), net of tax
           Foreign currency translation adjustment                    2,489                (269)               (577)
           Unrealized holding loss on long-term investments               -                (877)                  -
           Reclassification adjustment for gain on long-term
               investments included in net income                       877                   -                   -
                                                                 --------------------------------------------------
       Other comprehensive income (loss)                              3,366              (1,146)               (577)
                                                                 --------------------------------------------------
       Comprehensive income (loss) under US GAAP                  $(106,612)          $  40,431           $  32,245
       ------------------------------------------------------------------------------------------------------------
       ------------------------------------------------------------------------------------------------------------

                                                    1999                                         1998
       -------------------------------------------------------------------------------------------------------------
       Accumulated other          FOREIGN     UNREALIZED                       Foreign     Unrealized
       comprehensive income      CURRENCY      LOSSES ON                      Currency      losses on
       (loss) balances        TRANSLATION    INVESTMENTS          TOTAL    Translation    Investments          Total
       -------------------------------------------------------------------------------------------------------------
       Balance,
          beginning of year       $(1,229)          (877)        (2,106)          (960)             -        $  (960)
       Current year change          2,489            877          3,366           (269)          (877)        (1,146)
                                  ----------------------------------------------------------------------------------
       Balance, end of year       $ 1,260              -          1,260         (1,229)          (877)       $(2,106)
       -------------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------------

       e) CASH FLOW ADJUSTMENTS:

                                                                       1999                1998                1997
       ------------------------------------------------------------------------------------------------------------
       ------------------------------------------------------------------------------------------------------------
       OPERATING:
       Balance under Canadian GAAP                                $  81,013           $  53,573           $   4,316
           Acquired product right                                   (25,000)                  -                   -
           Collection of warrant subscription receivable             (4,028)             (1,179)               (750)
                                                                  -------------------------------------------------
       Balance under US GAAP                                         51,985              52,394               3,566
                                                                  -------------------------------------------------

       INVESTING:
       Balance under Canadian GAAP                                 (129,393)            (32,953)             (3,183)
           Acquired product right                                    25,000                   -                   -
                                                                  -------------------------------------------------
       Balance under US GAAP                                       (104,393)            (32,953)             (3,183)
                                                                  -------------------------------------------------

       FINANCING:
       Balance under Canadian GAAP                                  147,916              49,493               2,635
           Collection of warrant subscription receivable              4,028               1,179                 750
                                                                  -------------------------------------------------
       Balance under US GAAP                                      $ 151,944           $  50,672           $   3,385
       ------------------------------------------------------------------------------------------------------------
       ------------------------------------------------------------------------------------------------------------

       f) UNDER US GAAP, THE FOLLOWING ADDITIONAL DISCLOSURE WOULD BE PROVIDED PURSUANT TO THE REQUIREMENTS OF SFAS NO. 109 "ACCOUNTING FOR INCOME TAXES":

       As at December 31, 1999, the Company has unused tax benefits of approximately $10,904,000 related to net operating loss and tax credit carry forwards which relate to the Canadian operations. In addition, the Company has net operating loss carry forwards relating to the US operations of approximately $26,950,000. Under US GAAP, a valuation allowance of an equivalent amount would be recognized to of the related deferred tax asset due to the uncertainty of realizing the benefit of the loss and tax carry forwards.

(TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)


       Deferred income taxes have been provided on the following temporary differences:

                                                                    1999                 1998                1997
       -----------------------------------------------------------------------------------------------------------
       -----------------------------------------------------------------------------------------------------------
       Deferred tax assets
           Canadian non-capital losses and tax credits          $ 16,865           $    6,293          $   10,497
           US net operating losses carry forward                  26,950                    -                   -
           Valuation allowance                                   (38,781)              (6,293)            (10,497)
                                                               ---------------------------------------------------
                                                                $  5,034           $        -          $        -
                                                               ---------------------------------------------------
       Deferred tax liabilities: US technology                  $  5,034           $        -          $        -
       -----------------------------------------------------------------------------------------------------------
       -----------------------------------------------------------------------------------------------------------

       g) The Company accounts for compensation expense for certain members of its employee stock option plan under the provisions of Accounting Principals Board Opinion 25. Had compensation cost for the employee stock option plan been determined based upon fair value at the grant date for awards under this plan consistent with the methodology prescribed under SFAS No. 123_"Accounting for Stock-based Compensation", the Company's net income and earnings per share would have changed to the pro-forma amounts indicated below:

                                                                     1999                1998                1997
       -----------------------------------------------------------------------------------------------------------
       -----------------------------------------------------------------------------------------------------------
       Net income (loss) as reported                            $(109,978)          $  41,577          $   32,822
       Estimated stock-based compensation costs                     7,534               5,264               2,053
                                                               ---------------------------------------------------
       Pro forma net income (loss)                              $(117,512)          $  36,313          $   30,769
                                                               ---------------------------------------------------
       Pro forma earnings (loss) per share                      $   (2.29)          $    0.68          $     0.60
       -----------------------------------------------------------------------------------------------------------
       -----------------------------------------------------------------------------------------------------------

       The fair values of all options granted during 1999, 1998 and 1997 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                     1999                1998                1997
       -----------------------------------------------------------------------------------------------------------
       -----------------------------------------------------------------------------------------------------------
       Expected option life (years)                                  3.81                 4.0                 4.0
       Volatility                                                   49.08                47.6                40.2
       Risk-free interest rate                                       5.73                5.47                5.27
       Dividend yield                                                 nil                 nil                 nil
       -----------------------------------------------------------------------------------------------------------
       -----------------------------------------------------------------------------------------------------------

       The Black-Scholes model, used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

       h) There were no impairment write-downs related to goodwill, product rights, or fixed assets required under US GAAP.

       i) RECENT ACCOUNTING DEVELOPMENTS:

              i) The Financial Accounting Standards Board has issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement No. 137, which is required to be adopted in years beginning after June 15, 2000. The Company is determining the impact of the adoption of the new statement.

              ii) The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", in December 1999, which summarizes certain views in applying generally accepted accounting principles to revenue recognition in financial statements. The statements in the staff accounting bulletins represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws. The impact of the application of this Staff Accounting Bulletin is currently being reviewed by the Company.

24.    YEAR 2000 ISSUE
       The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date to the year 2000 has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, supplier, or other third parties, have been fully resolved.

25.    SUBSEQUENT EVENT
       On February 7, 2000, the Company announced that it had entered into an agreement to acquire a pharmaceutical manufacturing facility located in Dorado, Puerto Rico for $11,000,000. Included in the acquisition of this facility is the specialized production and packaging equipment. The closing date is scheduled for January 2001.

--    SIX YEAR FINANCIAL SUMMARY

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE)

------------------------------------------------------------      ---------    ----------     ---------      --------     ----------
------------------------------------------------------------      ---------    ----------     ---------      --------     ----------
                                                        1999          1998          1997          1996          1995          1994
                                                    --------      ---------    ----------     ---------      --------     ----------
OPERATING RESULTS
REVENUE
     Product sales                                    99,526        69,154        50,333        54,313         7,915         4,975
     Research and development                         52,260        32,070        19,559         4,374         4,333         3,909
     Royalty and licensing                            24,706        11,612        12,487         7,743         7,396         7,680
                                                    --------      ---------    ----------     ---------      --------     ----------
     TOTAL NET REVENUES                              176,492       112,836        82,379        66,430        19,644        16,564
                                                    --------      ---------    ----------     ---------      --------     ----------
EXPENSES
     Cost of goods sold                               35,078        28,593        16,471        21,757         2,715         2,102
     Research and development                         33,130        17,490        14,386        10,901         7,194         5,578
     Selling, general and administrative              29,602        17,450        13,831        10,008         7,024         6,359
                                                    --------      ---------    ----------     ---------      --------     ----------
     TOTAL OPERATING EXPENSES                         97,810        63,533        44,688        42,666        16,933        14,039
                                                    --------      ---------    ----------     ---------      --------     ----------
OPERATING INCOME                                      78,682        49,303        37,691        23,764         2,711         2,525
                                                    --------      ---------    ----------     ---------      --------     ----------
NET INCOME                                            62,480        45,419        35,241        23,284         5,870         9,461
EARNINGS PER SHARE                                      1.22          0.85          0.69          0.46          0.12          0.22
FINANCIAL POSITION
Cash and cash equivalents                            178,086        78,279         8,275         4,526        24,323         2,819
Current assets                                       340,423       137,870        62,984        26,599        34,746         8,702
Capital assets, net                                   45,300        23,677        24,172        24,819        19,910        14,182
TOTAL ASSETS                                         635,137       199,919        93,739        58,606        60,867        25,630
Current liabilities                                   74,355        22,546        15,321        16,993        34,050         8,155
Total long-term debt                                 137,504       126,835         4,847         6,968        10,195        10,349
Shareholders' equity                                 435,294        51,191        75,458        36,943        14,592         7,693
Book capitalization                                  572,798       178,026        80,305        43,911        24,787        18,402
CASH FLOWS
Operating activities                                  81,013        53,573         4,316        (5,622)       31,146         2,555
Additions to capital assets, net                      (7,784)       (3,744)       (2,664)       (6,692)       (2,642)       (1,173)
Acquisition of product rights/royalty interests      (38,340)      (19,000)           --            --            --            --
Additions to short-term investments, net             (54,665)           --            --            --            --            --
Acquisition of Fuisz Technologies Ltd.,
     net of cash acquired                            (43,720)           --            --            --            --            --
Other investing activities                            15,116       (10,209)         (519)       (3,673)       (7,860)       (1,847)
Issuance (repurchase) of share capital, net          223,128       (68,212)        4,464           197           702            62
Issuance (repayment) of long-term debt, net          (75,212)      117,705        (1,829)       (3,177)         (441)          318
Effect of exchange rate changes                          271          (109)          (19)         (830)          599           151
                                                    --------      ---------    ----------     ---------      --------     ----------
INCREASE (DECREASE) IN CASH                           99,807        70,004         3,749       (19,797)       21,504            66
                                                    --------      ---------    ----------     ---------      --------     ----------
OTHER
Depreciation and amortization                         10,140         4,957         3,157         1,967         1,238           810
EBITDA                                                85,987        54,102        40,690        25,573         3,791         3,335
EBITDA per share                                        1.68          1.02          0.79          0.50          0.08          0.08
Weighted average shares outstanding (000's)           51,271        53,282        51,212        50,756        49,986        43,700
Number of employees at year end                          701           489           377           315           250           207
------------------------------------------------------------      ---------    ----------     ---------      --------     ----------
------------------------------------------------------------      ---------    ----------     ---------      --------     ----------

--    BOARD OF DIRECTORS


EUGENE N. MELNYK
Chairman of the Board, Biovail Corporation

BRUCE D. BRYDON
Chief Executive Officer, Biovail Corporation

ROBERT A. PODRUZNY
President and Chief Operating Officer,
Biovail Corporation

KENNETH C. CANCELLARA, Q.C.
Senior Vice President, General Counsel
and Secretary, Biovail Corporation

ROLF K. REININGHAUS
Senior Vice President, Corporate and
Strategic Development, Biovail Corporation

WILFRED BRISTOW
Senior Vice President, Nesbitt Burns Inc.

ROGER ROWAN
President and Chief Operating Officer,
Watt Carmichael Inc.

ROBERT VUJEA
President, R&D Chemical Corporation


--    OFFICERS


EUGENE N. MELNYK
Chairman of the Board

BRUCE D. BRYDON
Chief Executive Officer

KENNETH C. CANCELLARA, Q.C.
Senior Vice President, General Counsel
and Secretary

DR. DAVID S. TIERNEY
President, Biovail Technologies Ltd.

DR. KENNETH S. ALBERT
Vice President, Research and Development and Chief Scientific Officer

MARC CANTON
Vice President and General Manager,
Consumer Health Products Division

MICHEL P. CHOUINARD
Vice President and General Manager,
Crystaal Division

ROBERT A. PODRUZNY
President and Chief Operating Officer

ROLF K. REININGHAUS
Senior Vice President, Corporate and
Strategic Development

KENNETH G. HOWLING
Vice President, Finance and
Chief Financial Officer

JOHN R. MISZUK
Vice President and Controller

PATRICK D. DWYER
Vice President, Manufacturing

ROBERT P. HARRIS
Vice President, Corporate and
Business Development

--    SHAREHOLDER INFORMATION


HEAD OFFICE
Biovail Corporation
2488 Dunwin Drive
Mississauga, Ontario
Canada L5L 1J9

MANUFACTURING FACILITIES
Steinbach, Manitoba
Carolina, Puerto Rico

RESEARCH AND DEVELOPMENT FACILITIES
Steinbach, Manitoba
Toronto, Ontario
Chantilly, Virginia

CRYSTAAL
2480 Dunwin Drive
Mississauga, Ontario
Canada L5L 1J9

AUDITORS
Ernst & Young LLP
Chartered Accountants
Toronto, Canada

LEGAL COUNSEL
Stikeman, Elliott
Toronto, Ontario
Cahill, Gordon & Reindel
New York, New York

REGISTRARS AND TRANSFER AGENTS
CIBC Mellon Trust Company
Toronto, Canada
Chase Mellon Shareholder Services
New York, New York

THE ANNUAL MEETING OF SHAREHOLDERS
The annual meeting of shareholders will be held at 10:00 a.m. Monday, June 26, 2000 at the Royal York Hotel,
Territories Room, 100 Front Street, Toronto, Ontario.

STOCK EXCHANGE LISTINGS
Toronto Stock Exchange (common shares only)
New York Stock Exchange

TRADING SYMBOLS:
Common Shares:                           BVF
Common Share Warrants:                   BVF_w
Convertible Subordinated Preferred
Equivalent Debentures:                   BVF_p

SHARES OUTSTANDING AT DECEMBER 31, 1999
62,196,000

HOW TO REACH US FOR MORE INFORMATION
For additional copies of this report, the annual report on form 20-F as filed with the United States Securities and Exchange Commission, for quarterly reports or for further information, please contact Investor Relations.

BY MAIL:
Biovail Corporation
2488 Dunwin Drive
Mississauga, Ontario
Canada L5L 1J9

BY PHONE:                     BY FAX:
(416) 285-6000       (416) 285-6499

BY E-MAIL:                    BY WEB:
ir@biovail.com       www.biovail.com

The following words and logos are trademarks of the company and may be registered in Canada, the United States and certain other jurisdictions:
Biovail, Tiazac-Registered Trademark-, Viazem, CEFORM-Registered Trademark-, Shearform-Registered Trademark-, and Crystaal.

     SHARE PRICE PERFORMANCE DATA

         Jan-95         1.40
         Feb-95         1.80
         Mar-95         2.10
         Apr-95         2.80
         May-95         2.60
         Jun-95         3.10
         Jul-95         4.00
         Aug-95         4.20
         Sep-95         5.80
         Oct-95         6.50
         Nov-95         8.80
         Dec-95        12.90
         Jan-96        12.90
         Feb-96        14.20
         Mar-96        14.20
         Apr-96        14.10
         May-96        17.10
         Jun-96        15.60
         Jul-96        13.30
         Aug-96        15.00
         Sep-96        17.80
         Oct-96        14.60
         Nov-96        14.30
         Dec-96        12.80
         Jan-97        14.40
         Feb-97        12.10
         Mar-97        11.60
         Apr-97        12.50
         May-97        14.80
         Jun-97        15.10
         Jul-97        13.40
         Aug-97        14.20
         Sep-97        14.50
         Oct-97        14.40
         Nov-97        15.40
         Dec-97        19.50
         Jan-98        18.00
         Feb-98        21.80
         Mar-98        24.10
         Apr-98        20.40
         May-98        17.00
         Jun-98        16.00
         Jul-98        16.40
         Aug-98        14.00
         Sep-98        13.50
         Oct-98        15.60
         Nov-98        17.00
         Dec-98        18.90
         Jan-99        21.10
         Feb-99        19.10
         Mar-99        19.30
         Apr-99        17.50
         May-99        19.10
         Jun-99        25.50
         Jul-99        28.10
         Aug-99        28.90
         Sep-99        25.40
         Oct-99        27.60
         Nov-99        34.90
         Dec-99        46.90


SELECTED QUARTERLY DATA
(U.S. $ IN THOUSANDS EXCEPT PER SHARE AMOUNTS AND STOCK PRICES)

---------------------------------      ----------     ----------      -------------   ------------    ------------
---------------------------------      ----------     ----------      -------------   ------------    ------------
                                                             Net                       Stock Price*   Stock Price*
                          Revenue          EBITDA         Income                EPS           High             Low
---------------------------------      ----------     ----------      -------------   ------------    ------------
---------------------------------      ----------     ----------      -------------   ------------    ------------
1999
First Quarter           $  28,231      $   13,112     $    8,298      $        0.17  $       21.66    $      17.28
Second Quarter             36,164          17,163         12,066               0.25          25.56           16.19
Third Quarter              45,607          22,729         17,139               0.35          29.50           23.91
Fourth Quarter             66,490          32,983         24,977               0.43          46.88           25.44
                        ---------      ----------     ----------      -------------   ------------    ------------
Total Year              $ 176,492      $   85,987     $   62,480      $        1.22

1998
First Quarter           $  21,889      $    9,571     $    7,848      $        0.15  $       24.47    $      16.75
Second Quarter             25,255          11,324          9,543               0.18          23.45           15.00
Third Quarter              28,990          15,118         13,204               0.25          17.38           12.13
Fourth Quarter             36,702          18,089         14,824               0.28          18.91           10.88
                        ---------      ----------     ----------      -------------   ------------    ------------
Total Year              $ 112,836      $   54,102     $   45,419      $        0.85
                        ---------      ----------     ----------      -------------
                        ---------      ----------     ----------      -------------

*THE STOCK PRICE REFLECTS THE HIGH AND LOW FOR THE COMPANY'S COMMON SHARES ON THE NEW YORK STOCK EXCHANGE


Design: Craib Corporate Graphics Inc.
Printed in Canada

[LOGO]

2488 Dunwin Drive
Mississauga, Ontario
Canada L5L 1J9


Phone:  (416) 285-6000
Fax:    (416) 285-6499
Web:    www.biovail.com